                                                                    EXHIBIT 99.1

             Excerpts of the ASX Settlement and Transfer Corporation
                           Pty Ltd as of June 7, 2007
   See www.asx.com.au/supervision/rules_guidance/astc_rules.htm for up-to-date rules

1.2  APPLICATION AND EFFECT OF THESE RULES

1.2.1 OPERATING RULES OF ASTC

          These Rules are the operating rules of the Settlement Facility for the purposes of the Corporations Act. These Rules should be read in conjunction with:

          (a) the Procedures; and

          (b) the Corporations Act.

          To the extent of any inconsistency between these Rules and the Procedures, these Rules will prevail.

          Introduced 11/03/04

1.2.2 BINDING EFFECT OF RULES

          These Rules are binding on Issuers, Participants and ASTC in the manner set out in:

          (a) section 822B of the Corporations Act; and

          (b) Rules 1.2.3 and 1.2.4.

          Introduced 11/03/04 Origin SCH 1.5.1

1.2.3 COVENANTS TO OBSERVE RULES

          These Rules (other than a Warranty and Indemnity Provision) have the effect of a contract under seal between ASTC and all Facility Users under which:

          (a) each Facility User covenants with ASTC and each other Facility User to observe the Rules and to perform the obligations which the Rules purport to impose on the Facility User, in the manner provided by the Rules; and

          (b) subject to Rules 3.6.11 to 3.6.18 inclusive, ASTC covenants with each Facility User to observe the Rules and to perform the obligations which the Rules purport to impose on ASTC, in the manner provided by the Rules.

          These Rules have the effect of a contract under seal between all RTGS Payments Providers for the time being admitted to participate in that capacity, ASTC and all Facility Users.

          Introduced 11/03/04 Origin SCH 1.5.2, 1.5.7

1.2.4 EFFECT OF WARRANTY AND INDEMNITY PROVISIONS

          The Issuer Warranties and Indemnities have the effect of a contract under seal between the Issuer, ASTC and every Participant.


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          The Participant Warranties and Indemnities have the effect of a contract under seal between the Participant, ASTC, every Issuer and every other Participant.

          The ASTC Indemnity has the effect of a contract under seal between ASTC and each Issuer.

          Introduced 11/03/04 Origin SCH 1.5.4, 1.5.5, 1.5.6

1.3 STATE OF EMERGENCY RULES

1.3.1 ACTION IF A STATE OF EMERGENCY EXISTS

          If ASTC determines that a State of Emergency exists ASTC may take or authorise any action it considers necessary for the purpose of dealing with the State of Emergency, including:

          (a) making State of Emergency Rules (that may be inconsistent with these Rules) for the protection of the interests of ASTC and Facility Users;

          (b) suspending provision of any ASTC facilities and services to one or more persons;

          (c) taking, or refraining from taking, or directing a Participant to take or refrain from taking, any action which ASTC considers is appropriate;

          (d) taking any action in the name of and at the expense of a Participant; or

          (e) other action that is inconsistent with these Rules (other than Rule 1.3).

          In the event of conflict between the State of Emergency Rules and these Rules, the State of Emergency Rules will prevail.

          Introduced 11/03/04 Origin SCH 1.6.1, 1.6.3

1.3.2 EFFECT OF A STATE OF EMERGENCY

          No person bound by the Rules is liable for failure to comply with a Rule (other than a Warranty an Indemnity Provision or a State of Emergency Rule) if, and to the extent to which, compliance has been delayed, interfered with, curtailed or prevented by a State of Emergency.

          Introduced 11/03/04 Origin SCH 1.5.3

1.3.3 PERIOD FOR STATE OF EMERGENCY RULES

          ASTC may specify the period during which any State of Emergency Rules remain in force, but the period must not exceed 30 Business Days. If ASTC does not specify a period during which any State of Emergency Rules remain in force, the State of Emergency Rules remain in force for 30 Business Days.

          Introduced 11/03/04 Origin SCH 1.6.2

1.3.4 NOTICE TO ISSUERS AND PARTICIPANTS

          ASTC must promptly notify Issuers and Participants of the making of any State of Emergency Rules.

          Introduced 11/03/04 Origin SCH 1.6.4

1.3.5 FACILITY USER MUST INFORM ASTC OF POTENTIAL STATE OF EMERGENCY

          A Facility User that becomes aware of any event or condition that may lead to a State of Emergency must immediately inform ASTC.

          Introduced 11/03/04 Origin SCH 1.6.5


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1.3.6 NO LIABILITY OF ASTC

          Without limiting any other liability provisions in these Rules none of ASTC, its officers, employees, agents or contractors are liable to a Facility User or any other person for:

          (a) any failure or delay in performance in whole or in part of the obligations of ASTC under the Rules or any contract, if that failure or delay is caused directly or indirectly by a State of Emergency which entitles ASTC to act under this Rule 1.3; or

          (b) any loss, liability, damage, cost or expense arising in any way (including, without limitation, by negligence) from the bona fide exercise of any power, right or discretion conferred upon ASTC by this Rule 1.3.

          Introduced 11/03/04

1.4 SETTLEMENT PROCEDURES

1.4.1 ASTC MAY APPROVE PROCEDURES

          ASTC may from time to time approve written Procedures relating to the operations of ASTC and the Settlement Facility, the conduct of Facility Users and the structure and operation of electronic communications between ASTC and Facility Users.

          Introduced 11/03/04 Origin SCH 1.8.1

1.4.2 PROCEDURES ARE NOT PART OF THE RULES

          The Procedures do not form part of these Rules. However, if a Rule requires a person to comply with any part of the Procedures, failure by the person to comply with that part of the Procedures is a contravention of the Rule.

          Introduced 11/03/04 Origin SCH 1.8.2, 1.8.5

1.4.3 CHANGES TO PROCEDURES

          ASTC may approve changes to the Procedures from time to time and must give such notice as is reasonable in the circumstances to Facility Users of any changes to the Procedures before those changes take effect.

          Introduced 11/03/04 Origin SCH 1.8.7, 1.8.4

SECTION 2 DEFINITIONS AND INTERPRETATION

     This Section contains the definitions and sets out a number of general principles by which these Rules are to be interpreted.

               2.1 GENERAL PRINCIPLES OF INTERPRETATION

                    In these Rules, unless the context otherwise requires:

                    (a) a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or legislative provision substituted for, and any regulation or statutory instrument issued under, that legislation or legislative provision;


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                    (b) a reference to the operating rules of an Approved
                    Clearing Facility, the operating rules of an Approved Market Operator, the Listing Rules, these Rules, the Procedures or the Fees and Charges Schedule is a reference to the operating rules, the Procedures or the Schedule as modified or amended from time to time;

                    (c) the singular includes the plural and vice-versa;

                    (d) a reference to person, body, corporation, trust, partnership, unincorporated body, firm, association, authority or government includes any of them;

                    (e) a word denoting any gender includes all genders;

                    (f) if a word or expression is given a particular meaning, another part of speech or grammatical form of that word or expression has a corresponding meaning;

                    (g) a reference to power includes a reference to authority and discretion;

                    (h) a reference to a Rule (eg Rule 2.4) includes a reference to all sub-Rules included under that Rule (eg Rule 2.5.4);

                    (i) a reference to a Section (eg -SECTION 2-) includes a reference to all Rules and sub-Rules within that Section;

                    (j) a reference to any Rule or Procedure is a reference to that Rule or Procedure as amended from time to time;

                    (k) a reference to time is to the time in Sydney, Australia;

                    (l) a reference to currency is a reference to Australian currency;

                    (m) a reference to writing includes typing, printing, lithography, photography, telex, facsimile or any other mode of representing or reproducing words in a visible form;

                    (n) where there is a reference to the power of ASTC to make, demand or impose a requirement there is a corresponding obligation of the relevant Participant to comply with that demand or requirement in all respects; and

                    (o) a reference to ASTC notifying or giving notice to a Participant or vice-versa is a reference to notifying or giving notice in accordance with Rule 1.10.

                    Introduced 11/03/04 Origin SCH 21.1


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               2.2 WORDS AND EXPRESSIONS DEFINED IN THE CORPORATIONS ACT

               2.2.1 WORDS AND EXPRESSIONS DEFINED HAVE THE SAME MEANING IN THESE RULES

                    Words and expressions defined in the Constitutions or the Corporations Act will unless otherwise defined or specified in these Rules, or the contrary intention appears, have the same meaning in these Rules.

                    Introduced 11/03/04 Origin SCH 21.1.2 Amended 04/04/05

               2.3 HEADINGS AND INTRODUCTORY OVERVIEW

               2.3.1 HEADINGS AND INTRODUCTORY OVERVIEW FOR CONVENIENCE OF REFERENCE ONLY

                    In these Rules, headings and the introductory overview at the beginning of each Section are for convenience of reference only and do not affect interpretation of the Rules or the Procedures.

                    Introduced 11/03/04 Origin SCH 21.2.1

               2.4 CONDUCT, ACTS AND OMISSIONS

               2.4.1 REFERENCES TO CONDUCT OR DOING ANY ACT OR THING

                    In these Rules:

                    (a) a reference to conduct or engaging in conduct includes a reference to doing, refusing to do or omitting to do, any act, including the making of, or the giving effect to a provision of, an agreement; and

                    (b) unless the contrary intention appears, a reference to doing, refusing or omitting to do any act or thing includes a reference to causing, permitting or authorising:

                         (i) the act or thing to be done; or

                         (ii) the refusal or omission to occur.

                    Introduced 11/03/04 Origin SCH 21.3.1, 21.3.5

               2.4.2 CONDUCT BY OFFICERS, EMPLOYEES, AGENTS AND THIRD PARTY PROVIDERS

                    In these Rules, conduct engaged in on behalf of a person:

                    (a) by an officer, employee, Third Party Provider or other agent of the person within the scope of the actual or apparent authority of the officer, employee, Third Party Provider or other agent; or

                    (b) by any other person at the direction or with the consent or agreement (whether express or implied) of an officer, employee, Third Party Provider or other agent of the person, where the giving of the direction, consent or agreement is within the scope of the actual or apparent authority of the officer, employee, Third Party Provider or other agent, is taken to have been engaged in also by the person.

                    Introduced 11/03/04 Origin SCH 21.3.2


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               2.4.3 STATE OF MIND OF A PERSON

                    If for the purposes of these Rules in respect of conduct engaged in by a person, it is necessary to establish the state of mind of the person, it is sufficient to show that an officer, employee, Third Party Provider or other agent of the person, being an officer, employee, Third Party Provider or other agent by whom the conduct was engaged in within the scope of the actual or apparent authority of that officer, employee, Third Party Provider or other agent, had that state of mind.

                    In this Rule 2.4.3, a reference to the state of mind of a person includes a reference to the knowledge, intention, opinion, belief or purpose of the person and the person's reasons for the person's intention, opinion, belief or purpose.

                    Introduced 11/03/04 Origin SCH 21.3.3, 21.3.4

               2.5 REGARD TO BE HAD TO PURPOSE OR OBJECT OF RULES

               2.5.1 CONSTRUCTION TO PROMOTE PURPOSE OF RULES

                    In the interpretation of a Rule, a construction that would promote the purpose or object underlying the Rules (whether that purpose or object is expressly stated in the Rules or not) is to be preferred to a construction that would not promote that purpose or object.

                    Introduced 11/03/04 Origin SCH 21.4.1

               2.6 EXAMPLES AND NOTES

               2.6.1 USE OF EXAMPLES AND NOTES

                    If these Rules include an example of, or a note about, the operation of a Rule:

                    (a) the example or note is not to be taken to be exhaustive; and

                    (b) if the example or note is inconsistent with the Rule, the Rule prevails.

                    Introduced 11/03/04 Origin SCH 21.5.1


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               2.7 CHANGE OF NAME

               2.7.1 REFERENCE TO A BODY OR OFFICE UNDER A FORMER NAME

                    If:

                    (a) the name of a body is changed in accordance with the law (whether or not the body is incorporated); or

                    (b) the name of an office is changed by law,

                    then a reference in these Rules to the body or office under any former name, except in relation to matters that occurred before the change took effect, is taken as a reference to the body or office under the new name.

                    Introduced 11/03/04 Origin SCH 21.6

               2.8 EFFECT OF AMENDMENT TO RULES AND PROCEDURES

               2.8.1 WHERE AMENDMENTS TO RULES AND PROCEDURES ARE MADE

                    Unless expressly stated otherwise, where a Rule or Procedure is:

                    (a) amended;

                    (b) deleted; or

                    (c) lapses or otherwise ceases to have effect, that circumstance does not:

                    (d) revive anything not in force or existing at the time at which that circumstance takes effect;

                    (e) affect the previous operations of that Rule or Procedure or anything done under that Rule or Procedure;

                    (f) affect any right, privilege, obligation or liability acquired, accrued or incurred under that Rule or Procedure;

                    (g) affect any penalty, forfeiture, suspension, expulsion or disciplinary action taken or incurred in respect of any contravention of that Rule or Procedure; or

                    (h) affect any investigation, disciplinary proceeding or remedy in respect of any such right, privilege, obligation, liability, penalty, forfeiture, suspension, expulsion or disciplinary action, and any such investigation, disciplinary proceeding or remedy may be instituted, continued or enforced, and any such penalty, forfeiture, suspension, expulsion or disciplinary action may be imposed as if the circumstance had not taken effect.

                    Introduced 11/03/04 Origin OCH 19.2.5


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               2.9 RULES IN FORCE AT TIME OF CONTRAVENTION

               2.9.1 DETERMINING A CONTRAVENTION OF THE RULES

                    Unless expressly stated otherwise, in determining whether the act or omission of a party constitutes a contravention of the Rules, the matter will be determined with regard to the Rules in force at the time of the relevant act or omission.

                    Introduced 11/03/04 Origin OCH 19.2.6 Amended 10/06/04

               2.10 SPECIFIC DEFINITIONS FOR THE PURPOSE OF THE CORPORATIONS ACT AND OTHER LEGISLATION

               2.10.1 ASTC REGULATED TRANSFERS

                    For the purposes of the definition of "ASTC-regulated transfer" in Regulation 1.0.02 of the Corporations Regulations, any Transfer or purported Transfer of Approved Financial Products, whether or not effected in accordance with the Rules, is an ASTC-regulated transfer. A reference to an 'SCH regulated transfer' in any legislation or regulation means an ASTC-regulated transfer. Any ASTC-regulated transfer is, for the purposes of the Corporations Regulations, to be taken, and always to have been, a proper ASTC transfer.

                    Introduced 11/03/04 Origin SCH 21.9.1

               2.10.2 CHESS SUBREGISTER

                    For the purposes of the definition of "ASTC subregister" in Regulation 7.11.01 of the Corporations Regulations, a CHESS Subregister is an ASTC subregister.

                    Introduced 11/03/04

               2.10.3 REFERENCES TO SCH

                    Where legislation refers to "SCH" or "Securities Clearing House", references in these Rules to ASTC are taken to be references to "SCH" or "Securities Clearing House" for the purposes only of that legislation.

                    Introduced 11/03/04

               2.11 ENTERING AND DEDUCTING FINANCIAL PRODUCTS FROM HOLDINGS

               2.11.1 REFERENCES TO ENTERING OR DEDUCTING FINANCIAL PRODUCTS

                    In these Rules, a reference to entering a number of Financial Products into a Holding is a reference to:

                    (a) if the Holding does not exist at the time of the entry, establishing the Holding with a Holding Balance equal to that number of Financial Products; or

                    (b) if the Holding already exists at the time of the entry, adding that number of Financial Products to the Holding Balance of the Holding.


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                    In these Rules, a reference to deducting a number of
                    Financial Products from a Holding is a reference to:

                    (c) if the Holding Balance of the Holding is equal to that number, removing the Holding from the register; and

                    (d) if the Holding Balance of the Holding is greater than that number, subtracting that number of Financial Products from the Holding Balance.

                    Introduced 11/03/04 Origin SCH 21.11

               2.12 MEANING OF RESERVATION AND RELEASE OF FINANCIAL PRODUCTS FOR SUBPOSITION PURPOSES

               2.12.1 RESERVATION IN A SUBPOSITION

                    For the purposes of these Rules, a number of Financial Products in a CHESS Holding are reserved in a Subposition if:

                    (a) the Subposition is created over that number of Financial Products; or

                    (b) an existing reservation in a Subposition of Financial Products in that Holding is increased by that number of Financial Products.

                    Introduced 11/03/04 Origin SCH 21.12.1

               2.12.2 RELEASE FROM A SUBPOSITION

                    For the purposes of these Rules, a number of Financial Products in a CHESS Holding are released from a Subposition if:

                    (a) the Subposition over that number of Financial Products is removed; or

                    (b) where the total number of Financial Products in the Holding that are reserved in the Subposition exceeds the number of Financial Products specified to be released, the Subposition reservation is reduced by that specified number of Financial Products.

                    Introduced 11/03/04 Origin SCH 21.12.2

               2.13 DEFINITIONS

               2.13.1 DEFINITIONS USED IN THE RULES

                    In these Rules, unless the context otherwise requires:

                    "ABN" stands for Australian Business Number and means a person's number as shown in the Australian Business Register.


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                    "ACCEPTANCE FORM" means a document that enables a person to communicate to an Issuer an election in relation to a Corporate Action, including (without limitation):

                    (a) an entitlement & acceptance form;

                    (b) a provisional letter of allotment; and

                    (c) an application form (whether or not attached to a prospectus).

                    "ACCOUNT PARTICIPANT" means a Participant admitted to participate in the Settlement Facility under Rule 4.5.

                    "ACCOUNTANT" means a member of the Australian Society of Certified Practising Accountants, the Institute of Chartered Accountants in Australia or other body approved by ASTC.

                    "ACCRUED BATCH INSTRUCTION" means a Batch Instruction generated by ASTC to effect a distribution of Financial Products arising from a Corporate Action.

                    "ACCRUED DVP BATCH INSTRUCTION" means an Accrued Batch Instruction with a Settlement Amount that is scheduled to settle in DvP Batch Settlement.

                    "ACCRUED RTGS INSTRUCTION" mean an RTGS Instruction generated by ASTC to effect a distribution of Financial Products arising from a Corporate Action.

                    "ACCUMULATION ACCOUNT" means a Holder Record maintained by a Settlement Participant for the purpose of facilitating settlement of transactions in Approved Financial Products with non-Participant clients.

                    "ACCUMULATION HOLDING" means a Holding of Financial Products for which the Holder Record is an Accumulation Account.

                    "ACH" means Australian Clearing House Pty. Limited (ABN 48 001 314 503).

                    "ADMISSION FORM" means an admission form, as specified by ASTC from time to time, for use by a Participant seeking to become a Participant in the Settlement Facility.

                    "AIC" stands for Access Identification Code and means a unique code allocated by ASTC under Rule 16.14.

                    "AIF" stands for Automated Information Facility and means the service so designated that is offered by the Reserve Bank of Australia in connection with RITS/RTGS.

                    "AIS" means ASX International Services Pty Limited (ABN 62 089 068 913).


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                    "ALLOCATION COMPONENT" means, without limitation, in respect of an Offer:

                    (a) a Firm Allocation Component;

                    (b) a book-build; or

                    (c) a placement.

                    "ALLOCATION INTEREST" means a journal entry on a CHESS or Issuer operated record:

                    (a) representing an Approved Financial Product applied for, or to be applied for, under an Offer; and

                    (b) by which the Issuer calculates the number of Approved Financial Products to be issued or disposed under Rule 15.27.

                    "ALTERNATIVE SETTLEMENT FACILITY" means a CS Facility which, in the opinion of ASTC, has:

                    (a) adequate rules or procedures relating to the operation of the facility, including effective risk management procedures;

                    (b) adequate arrangements for supervision and regulation of the facility; and

                    (c) sufficient resources to conduct the facility and perform its supervisory and regulatory functions.

                    Introduced 18/12/06

                    "APPEAL" means an appeal to the Appeal Tribunal against:

                    (a) a determination of the Disciplinary Tribunal under
                    Section 12;

                    (b) rejection of an application for Participation under
                    Section 4;

                    (c) action taken against a Participant under Section 12; or

                    (d) revocation or impending revocation of ASTC Approval of a class of an Issuer's Financial Products under Section 8 or
                    Section 12.

                    "APPEAL NOTICE" means a Notice given to appeal decisions made under the Rules.

                    "APPEAL TRIBUNAL" means the tribunal established under
                    Section 8 or Section 12 for the purpose of hearing Appeals.

                    "APPLICATIONS CLOSE DATE" means the date by which a person must submit an Acceptance Form to an Issuer if the person wishes to subscribe for new or additional Financial Products.

                    "APPROVED AGENT" means a person who has such qualifications for the purposes of Section 12 as ASTC determines and who is appointed by the Managing Director of ASTC.

                    Amended 18/12/06


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                    "APPROVED CLEARING FACILITY" means a CS Facility approved by
                    ASTC as an Approved Clearing Facility and specified in the Procedures.

                    "APPROVED CLEARING HOUSE" means a settlement and deposit system for the safe custody, delivery and payment of Principal Financial Products or Participating International Financial Products, approved by ASTC for the purposes of establishing a Segregated Account.

                    "APPROVED FINANCIAL PRODUCTS" means a Financial Product approved by ASTC in accordance with Section 8 or Section 13.

                    "APPROVED MARKET OPERATOR" means a Market Operator approved by ASTC as an Approved Market Operator and specified in the Procedures.

                    "ASTC" means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

                    "ASTC INDEMNITY" means the indemnity in Rule 3.6.7.

                    "ASTC REGULATED TRANSFER" means any Transfer or purported Transfer of Approved Financial Products.

                    "ASX" means Australian Stock Exchange Limited (ABN 98 008 624 691).

                    "ASX GROUP" means ASX and its subsidiaries and controlled entities.

                    "ASX WORLD LINK AGREEMENT" means the agreement between AIS and a Settlement Participant which is a Market Participant for participation in the ASX World Link Service as displayed on the ASX World Link Website from time to time.

                    "ASX WORLD LINK SERVICE" has the same definition as that set out in the ASX World Link Agreement.

                    "ASX WORLD LINK WEBSITE" means in relation to the ASX World Link Service the information (whether data, text, images, speech or otherwise) concerning the ASX World Link Service displayed from time to time by AIS or a Related Body Corporate of ASX on the internet at the URL: https://www.asxonline.com , or at any other additional or replacement URL notified by AIS to Participants from time to time, as that information is varied from time to time.

                    "AUSTRALIAN ADI" has the meaning it has in the Corporations Act.

                    "AUSTRALIAN ADI ACCOUNT" means an account held with an Australian ADI.

                    "AUTHORISED COPY" in relation to documents specified under
                    Section 6 of these Rules, means a true and complete copy of the document in a form authorised by ASTC.


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                    "AUTHORISED PERSON" means any person who has actual
                    authority of the Facility User to cause Messages to be Transmitted by that Facility User.

                    "AVAILABLE CREDIT" in Section 11, has the meaning given in Rule 11.20.3.

                    "AVAILABLE FINANCIAL PRODUCTS" means Financial Products that are:

                    (a) not in a Locked Holding;

                    (b) in the case of Financial Products in an Issuer Sponsored Holding, not reserved under the Listing Rules for the benefit of an Offeror in relation to a takeover scheme;

                    (c) in the case of Financial Products in a CHESS Holding, not reserved in a Subposition.

                    "BANK" means the person that operates the clearing facility for inter-bank payments on behalf of ASTC and may, where permitted by the Reserve Bank of Australia, include ASTC and for the purposes of the Standard Payments Provider Deed is known as the CHESS Bank.

                    "BANKRUPTCY" means:

                    (a) in the case of a body corporate, where:

                         (i) an administrator of the body corporate is appointed under section 436A, 436B or 436C of the Corporations Act;

                         (ii) the body corporate commences to be wound up or ceases to carry on a business;

                         (iii) a receiver, or a receiver and manager, of property of the body corporate is appointed, whether by a court or otherwise; or

                         (iv) the body corporate enters into a compromise or arrangement with its creditors or a class of them; or

                    (b) in the case of a natural person, where:

                         (i) a creditor's petition or a debtor's petition is presented under Division 2 or 3, as the case may be, of
                         Part IV of the Bankruptcy Act 1966 against the person, the partnership in which the person is a partner, or two or more joint debtors who include the person;

                         (ii) the person's property becomes subject to control under Division 2 of Part X of the Bankruptcy Act 1966;


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                         (iii) the person executes a deed of assignment or deed
                         of arrangement under Part X of the Bankruptcy Act 1966;

                         (iv) the person's creditors accept a composition under
                         Part X of the Bankruptcy Act 1966; or

                         (v) the person's creditors accept a debt agreement proposal under Part IX of the Bankruptcy Act 1996,

                    and, where a reference is made to a Division or Part of the Bankruptcy Act 1966, that reference includes a reference to the provisions of a law of an external territory, or a country other than Australia or an external territory, that correspond to that Division or Part.

                    "BATCH INSTRUCTION" means an instruction to ASTC to effect:

                    (a) a Settlement Transfer in Batch Settlement and, if the instruction is for value, payment in DvP Batch Settlement; or

                    (b) in respect of a Payment Batch Instruction, payment in Batch Settlement,

                    and includes:

                    (a) a CCP Net Batch Instruction;

                    (b) a CCP Gross Batch Instruction;

                    (c) a CCP Derivatives Payment Batch Instruction;

                    (d) a Dual Entry Batch Instruction;

                    (e) a Dual Entry Payment Batch Instruction;

                    (f) a Single Entry Batch Instruction; and

                    (g) a Direct Batch Instruction.

                    "BATCH SETTLEMENT" means the process by which transactions are settled in the Settlement Facility in accordance with
                    Section 10 whether or not in DvP Batch Settlement.

                    "BUSINESS DAY" means a day other than:

                    (a) a Saturday, Sunday, New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day; and

                    (b) any other day which ASTC notifies Facility Users is not a Business Day.

                    "BUSINESS HOURS" means the hours between Start of Day and End of Day.

                    "CASH SUB-RECORD" means a CHESS record:

                    (a) ancillary to a Participant's Net Position Record; and

                    (b) tagged with an RTGS Account Identifier,

                    that tracks amounts to be debited or credited, on settlement of an RTGS Instruction, to the account of the Participant linked to that RTGS Account Identifier.

                    "CCP" means ACH and any other person nominated by ASTC and approved by the Commission when operating as a central counterparty to a transaction novated in accordance with the operating rules of an Approved Clearing Facility.

                    "CCP BATCH INSTRUCTION" means either a CCP Gross Batch Instruction or a CCP Net Batch Instruction.

                    "CCP DERIVATIVES PAYMENT BATCH INSTRUCTION" means an Instruction notified by CCP to ASTC for settlement in relation to a derivatives payment in Batch Settlement on each Business Day;

                    "CCP GROSS BATCH INSTRUCTION" means a Batch Instruction (excluding a Dual Entry Payment Batch Instruction) to give effect to a transaction that has been novated to CCP but that has not been netted in accordance with the operating rules of the Approved Clearing Facility.

                    "CCP GROSS RTGS INSTRUCTION" means an RTGS Instruction to give effect to a transaction that has been novated to CCP but that has not been netted in accordance with the operating rules of the Approved Clearing Facility.

                    "CCP NET BATCH INSTRUCTION" means a Batch Instruction (excluding a Dual Entry Payment Batch Instruction) to give effect to a transaction that has been novated to CCP and netted in accordance with the operating rules of the Approved Clearing Facility.

                    "CDI" stands for CHESS Depositary Interest and means a unit of beneficial ownership in a Principal Financial Product, registered in the name of the Depositary Nominee, and includes:

                    (a) CUFS; and

                    (b) DIs.

                    "CDI REGISTER" means a register of CDI Holdings maintained by a Principal Issuer under the Rules, consisting of:

                    (a) an Issuer-Sponsored Subregister of Holders of CDIs and a CHESS Subregister of Holders of CDIs; or

                    (b) with the consent of ASTC, a CHESS Subregister of Holders of CDI.

                    Note: ASTC may consent to a CDI Register consisting of a CHESS Subregister only, where the relevant offer is limited to institutional Holders.

                    "CERTIFICATE" means any document issued to a Holder of Principal Financial Products or Participating International Financial Products as evidence of that Holder's title to those Principal Financial Products or Participating International Financial Products, for example, a share certificate, an option certificate, debenture or warrant.

                    "CERTIFICATE NUMBER" means a reference number allocated by an Issuer in respect of, and printed on, a Certificate.

                    "CERTIFICATED HOLDING" means a Holding of Principal Financial Products on the Principal Register.

                    "CHANGE OF REGISTRATION DETAILS" means information altering Registration Details in the electronic records of ASTC.

                    "CHESS" stands for the Clearing House Electronic Subregister System operated by:

                    (a) ACH for the purpose of clearing Cash Market Transactions and Cash CCP Transactions; and

                    (b) ASTC for the purpose of settling transactions in Approved Financial Products, Transfering Financial Products and registering Transfers.

                    "CHESS HOLDING" means a Holding of Financial Products on the CHESS Subregister.

                    "CHESS PROVISION" means:

                    (a) a provision of these Rules; or

                    (b) a provision of Chapter 7 of the Corporations Act which is material to the operation of CHESS.

                    "CHESS RENOUNCEABLE RIGHTS SUBREGISTER" means the Subregister administered by ASTC that records Holdings of rights.

                    "CHESS SOFTWARE" means all systems and applications programs relevant to the operation of CHESS including (without limitation) all of the computer software maintained and used by ASTC for the purposes of CHESS (other than software used by a Facility User to communicate with CHESS).

                    "CHESS SUBREGISTER" means:

                    (a) that part of an Issuer's register;

                    (b) that part of a Foreign Issuer's CDI Register, for a class of the Issuer's Approved Financial Products; or

                    (c) the FDI Register for a class of Participating International Financial Products,

                    that is administered by ASTC.

                    "CHESS TO CERTIFICATED" means a Transfer or Conversion of Principal Financial Products from a CHESS Holding to a certificated register administered by the Principal Issuer.

                    "CHESS TO CHESS" means a Transfer of Financial Products from one CHESS Holding to another CHESS Holding.

                    "CHESS TO ISSUER SPONSORED" means a Transfer or Conversion of Financial Products from a CHESS Holding to an Issuer Sponsored Holding.

                    "CLEARING ACCOUNT" means a Settlement Account or an Accumulation Account.

                    "CLEARING HOLDING" means a Settlement Holding or an Accumulation Holding.

                    "CLEARING PARTICIPANT" means a person admitted as a participant in an Approved Clearing Facility under the operating rules of that facility.

                    "COMMENCEMENT DATE" in relation to a class of an Issuer's Financial Products, means the date on which Financial Products in that class become Approved Financial Products.

                    "COMMISSION" means the Australian Securities and Investments Commission.

                    "COMMUNICATION" means an electronic communication within CHESS which may affect the balance of a CHESS Holding.

                    "COMPLETE CORPORATE ACTION RECORD" means a record of information relating to a Corporate Action that includes all relevant dates.

                    "CONFIRMED FOR INDICATOR" means, when specified in a Message transmitted by a Participant, that the Participant is seeking to effect a Transfer or Conversion as a Foreign to Foreign Allocation.

                    Note: the indicator to be set in such instances is "OR"

                    "CONFIRMED FOR FINANCIAL PRODUCTS" means the lesser of either:

                    (a) the number of FOR Financial Products in a Holding whose Residency Indicator is recorded by ASTC as "F", calculated as the current Holding Balance of FOR Financial Products; or

                    (b) the number of FOR Financial Products in a Holding whose Residency Indicator is recorded as " F", at Start of Day, adjusted by:

                         (i) those Financial Products transferred into the Holding pursuant to a Foreign to Foreign Allocation during that Business Day; and

                         (ii) any Conversions of those Financial Products into or out of the Holding; and

                         (iii) those Holding Adjustments initiated by an Issuer pursuant to Rule 5.12.4; less

                         (iv) that number of Financial Products transferred out of the Holding pursuant to a Foreign to Foreign Allocation during that Business Day.

                    "CONTRAVENTION NOTICE" means a Notice given by ASTC to a Facility User under Section 12.

                    "CONTROLLING PARTICIPANT" in relation to a CHESS Holding, means the Participant that has the capacity in CHESS to either:

                    (a) Transfer or Convert Financial Products from the Holding; or

                    (b) transfer in terms of Rule 13.19.2; or

                    (c) Transmute FDIs from the Holding.

                    "CONVERSION" means a movement of Financial Products from a Holding on one Subregister to a Holding on another Subregister without any change in legal ownership.

                    "CONVERTIBLE FORM" means when the Participant has received all the necessary documentation such that:

                    (a) the registry is satisfied that the Registration Details for the Certificates, SRN or other form of Source Holding match the Registration Details for the Target Holding; and

                    (b) the Participant is able to initiate the Conversion message.

                    "CORPORATE ACTION" means:

                    (a) action taken by an Issuer of Financial Products for the purpose of giving an Entitlement to Holders of a class of the Issuer's Financial Products;

                    (b) action taken by a Principal Issuer for the purpose of giving an Entitlement in respect of Principal Financial Products held by a Depositary Nominee to Holders of CDIs; and

                    (c) in relation to Section 13 action taken by an issuer of Participating International Financial Products for the purposes of giving an Entitlement in respect to Participating International Financial Products, held by a Depositary Nominee.

                    "CS FACILITY" means a CS facility licensed as such under the Corporations Act or a Foreign Clearing House.

                    "CUFS" stands for CHESS Units of Foreign Securities and means a unit of beneficial ownership in a Financial Product of a Foreign Issuer, registered in the name of the Depositary Nominee.

                    "CUM ENTITLEMENT" in relation to a Transfer or a Conversion, means a Transfer or Conversion of Parent Financial Products together with the Entitlement to a Corporate Action.

                    "CUM ENTITLEMENT BALANCE" means, in respect of a Corporate Action, the number of Parent Financial Products to be used by the Issuer to calculate the Entitlement of a Holder or a former Holder of Parent Financial Products.

                    "CUM PROCESSING" means processing of Cum Entitlement Transfers and Conversions by deducting Financial Products from or entering Financial Products into the Cum Entitlement Balance for a Holding.

                    "CURRENT VALUATION" means the current market valuation of Financial Products, being the last sale price for the Financial Products at the close of business on the previous Business Day, or if a higher offer price or lower bid price exists at that time, that price.

                    "CUSTODIAL PURPOSES" for the purposes of Rule 6.3.4 means in relation to Financial Products in a Clearing Holding, any purpose other than the purpose of facilitating:

                    (a) the execution of outstanding orders; or

                    (b) the clearing and settlement of outstanding transactions.

                    "DEBIT CAP" in relation to a Net Position Record for an RTGS Participant, means a facility within the Feeder System that, if activated, enables the Participant's Net Position Record to go into debit up to the Debit Limit, at any time when the relevant RTGS Payments Provider is deemed to have made the election set out in Rule 11.9.2.

                    "DEBIT CAP COMPLIANT" in Section 11, has the meaning given in Rule 11.20.2.

                    "DEBIT CAP STATUS" means at any time the status of a Debit Cap as authorised at that time by the RTGS Payments Provider for the relevant RTGS Participant, being either:

                    (a) active; or

                    (b) null (inactive).

                    "DEBIT LIMIT" in relation to a Debit Cap at any time, means the dollar amount:

                    (a) most recently notified in accordance with Rules 11.9.1(c) and 11.9.3(c); and

                    (b) recorded by ASTC against the Net Position Record to which that Debit Cap applies.

                    "DELIVERY OBLIGATION" in relation to an RTGS Instruction, means an obligation on the part of one party to deliver certain Financial Products to the other on settlement.

                    "DEMAND REPORT" means a Message Transmitted by ASTC to a Facility User to provide information about CHESS Holdings or CHESS Subregister movements in accordance with parameters specified by the Facility User.

                    "DEMAND TRANSFER" means a Transfer other than a Settlement Transfer.

                    "DEMAND TRANSFER SETTLEMENT" means settlement of a Batch Instruction is effected by the counterparties by Demand Transfer

                    "DEPOSITARY NOMINEE" means the person appointed under these Rules, being either:

                    (a) CHESS Depositary Nominees Pty Ltd (as long as it remains admitted to participate in CHESS under Rule 4.3.1); or

                    (b) a person admitted as a General Settlement Participant under Rule 4.3.1, whose function is to hold Title or Other Interest to Principal Financial Products or Participating International Financial Products.

                    "DERIVATIVES" means derivatives entered into on a market in a derivatives instrument that is operated by an Approved Market Operator.

                    "DERIVATIVES COVER" means Financial Products lodged with, or otherwise made available to, an Approved Clearing Facility as security for deposits or margins payable in relation to Derivatives transactions.

                    "DESPATCH" in relation to Financial Products to be entered into a CHESS Holding pursuant to a Corporate Action, means Transmit a Message to enter the Financial Products into the Holding.

                    "DESPATCH DATE" means the date by which an Issuer is required to have despatched Certificates (or in the case of rights, entitlement and acceptance forms in relation to those rights) or to have entered Financial Products (including rights) into Holders' uncertificated Holdings in accordance with Listing Rules or otherwise as determined by the relevant Approved Market Operator and notified from time to time.

                    "DI" stands for Depositary Interest and means a unit of beneficial ownership in a Financial Product which is not a Financial Product of a Foreign Issuer, registered in the name of the Depositary Nominee.

                    "DI ISSUER" means an Issuer of Financial Products quoted on ASX, a condition of the issue being that the Financial Products are held by investors in Australia in the form of DIs.

                    "DIRECT BATCH INSTRUCTION" means a Batch Instruction under which the obligations are effected by the counterparties directly.

                    "DIRECT HOLDING" means a CHESS Holding where the Holder is:

                    (a) the Controlling Participant; or

                    (b) if the Controlling Participant is an incorporated entity, a Related Body Corporate of that Participant; or

                    (c) if the Controlling Participant is a partnership, a nominee company provided all of its issued capital is owned by the partners.

                    "DISCIPLINARY REGISTER" means the register maintained by ASTC under Rule 12.6.1.

                    "DISCIPLINARY TRIBUNAL" means the tribunal established under Rule 12.4.

                    "DIVESTMENT" means action taken by an Issuer to require or effect the disposal of Financial Products.

                    "DUAL ENTRY BATCH INSTRUCTION" means a Batch Instruction that results from Matched Dual Entry Settlement Messages.

                    "DUAL ENTRY BATCH MESSAGE" means a Message that complies with Rule 10.9.2.

                    "DUAL ENTRY DEMAND MESSAGE" means a Message that complies with Rule 9.5.1.

                    "DUAL ENTRY DEMAND TRANSFER" means a Demand Transfer of Financial Products that gives effect to a Dual Entry Demand Message.

                    "DUAL ENTRY PAYMENT BATCH INSTRUCTION" means a Batch Instruction that results from Matched Dual Entry Payment Batch Messages.

                    "DUAL ENTRY PAYMENT BATCH MESSAGE" means a Message that complies with Rule 10.9.2.

                    "DUAL ENTRY RTGS INSTRUCTION" means an RTGS Instruction that results from Matched Dual Entry RTGS Messages.

                    "DUAL ENTRY RTGS MESSAGE" means an RTGS Message that relates to a DvP RTGS Transaction.

                    "DUAL ENTRY SWITCH TO BATCH SETTLEMENT MESSAGE" in relation to a Dual Entry RTGS Instruction, means a Message that, in accordance with the requirements of the EIS, requests that an RTGS Instruction be removed from Real Time Gross Settlement and included in Batch Settlement under Section 10.

                    "DUAL ENTRY SWITCH TO RTGS MESSAGE" means a Message that, in accordance with the requirements of the EIS, requests that an Batch Instruction be removed from DvP Batch Settlement and included in Real Time Gross Settlement under Section 11.

                    "DVP BATCH INSTRUCTION" means a Batch Instruction to be settled in DvP Batch Settlement.

                    "DVP BATCH SETTLEMENT" means a component of Batch Settlement in which irrevocable payment is made through the funds transfer procedures or alternative payment arrangements specified in Rule 10.7.1 or 10.7.2 in exchange for the irrevocable Transfer of Financial Products.

                    "DVP DECLARATION" means the time when all the registered payment instructions in the CHESS Payments Provider User Group are simultaneously effected for the purposes of Batch Settlement.

                    "DVP INSTRUCTION" means:

                    (a) a DvP Batch Instruction; or

                    (b) a DvP RTGS Instruction.

                    "DVP NOTIFICATION" means the notification of DvP Declaration to be given by ASTC to a Payments Provider under the Standard Client Bank Deed.

                    "DVP REAL TIME GROSS SETTLEMENT" means a component of Real Time Gross Settlement in CHESS in which the Payment Obligation and the Delivery Obligation identified in a DvP RTGS Instruction are irrevocably and simultaneously settled in accordance with Rule 11.25.

                    "DVP RTGS" stands for DvP Real Time Gross Settlement.

                    "DVP RTGS INSTRUCTION" means an RTGS Instruction that identifies a Payment Obligation and a Delivery Obligation.

                    "DVP SETTLEMENT" means:

                    (a) DvP Batch Settlement; or

                    (b) DvP Real Time Gross Settlement.

                    "EFFECTIVE DATE" means the date referred to in a Participant Change Notice on which the novation of a Client Agreement is deemed to have occurred.

                    "EIS" stands for External Interface Specification, and means a document, made by ASTC, that provides detailed information about protocols, message formats and security features for communications between Facility Users and ASTC.

                    "ELECTION DATE" means the date by which a person must instruct an Issuer if the person wishes to convert or exercise Financial Products in accordance with the terms of a Corporate Action.

                    "EMPLOYEE" includes a director, partner, employee, officer, consultant, agent, representative, advisor or an independent contractor who acts for or by arrangement with a Participant or Issuer in the conduct of its business.

                    "END OF DAY" means on any Trading Day, 7:00pm Sydney time or such other time as ASTC may from time to time determine.

                    "END OF DAY PROCESSING PHASE" means on any Trading Day, the time period after End of Day during which various scheduled processing and system administration tasks are completed (for example, financial products maintenance, corporate action processing, archiving and system backup).

                    "ENTITLEMENT" means a security benefit as defined in Regulation 7.5.01 of the Corporations Regulations and includes (without limitation):

                    (a) rights;

                    (b) bonus issues;

                    (c) dividend, interest and trust distribution payments;

                    (d) priority issues;

                    (e) offers under an equal access scheme; and

                    (f) in relation to Participating International Financial Products means any equivalent or similar benefit (however described) provided or offered by the issuer of the Participating International Financial Products.

                    "ENTITLEMENT DATE" in relation to Section 13 means, a date specified by the Depositary Nominee as the date by reference to which the Depositary Nominee will identify the persons entitled to the benefit of a Corporate Action.

                    "ETF APPLICATION" means the application required by an Issuer to enable new ETF Financial Products to be created and despatched to a subscriber.

                    "ETF FINANCIAL PRODUCTS" means Financial Products of a registered managed investment scheme:

                    (a) listed on an Approved Market Operator;

                    (b) with power and approval to continually issue and have quoted on an Approved Market Operator, Financial Products in the scheme; and

                    (c) which provides for the issue of new Financial Products in return for the subscriber transferring to the scheme a portfolio of Financial Products.

                    "EVENT OF NON-COMPLIANCE" means an event for which Notice must be given under Rule 12.18.

                    "EX DATE" means the date on which the relevant Approved Market Operator changes the basis of quotation for a class of Parent Financial Products to signify that trading in that class no longer carries the entitlement.

                    "EX ENTITLEMENT" in relation to a Transfer or a Conversion, means a Transfer or Conversion of Parent Financial Products without the Entitlement to a Corporate Action.

                    "EX PERIOD" means the Period from Start of Day on the Ex Date to End of Day on the Record Date in respect of a Corporate Action.

                    "EXCESS FINANCIAL PRODUCTS" means:

                    (a) those FOR Financial Products determined by an Issuer that cause the Foreign Ownership Percentage Level to be exceeded; or

                    (b) with the exception of a Foreign to Foreign Allocation, those FOR Financial Products determined by an Issuer, where the Issuer is authorised to do so under its constitution or governing legislation, to have been transferred into a Holding with a Residency Indicator of "F", on the day when the Foreign Ownership Percentage Level Foreign Holder Percentage Level is exceeded.

                    "EXCLUDED CLASS OF FINANCIAL PRODUCTS" means a class of Financial Products declared by ASTC from time to time as a class of Financial Products that is not eligible for processing in CHESS.

                    "EXCLUDED CASH SUB-RECORD" means a Cash Sub-record so designated by an RTGS Participant for the purposes of Rule 11.20.

                    "EXEMPTION CODE" means a numeric code in the form approved by the Australian Taxation Office for the purpose of TFN exemption reporting.

                    "FACILITY USER" means:

                    (a) a Participant; or

                    (b) an Issuer of Approved Financial Products.

                    "FAIL" means the removal under the Rules of the whole or part of an Instruction from Batch Settlement or Real Time Gross Settlement, on a Business Day.

                    "FDI" stands for Foreign Depositary Interest and which comprises a beneficial interest or Other Interest in a Participating International Financial Product held by a Depositary Nominee.

                    "FDI REGISTER" means the record of Holders of FDIs containing the information required by Rule 13.19.4.

                    "FDI TRANSACTION" means a transaction where on transfer of clear funds the Depositary Nominee records or removes FDIs in the FDI Register, as the case requires.

                    "FEEDER SYSTEM" in relation to CHESS, means collectively the systems and procedures to effect Real Time Gross Settlement utilising an electronic interface to RITS/RTGS and, when appropriate, the AIF.

                    "FEEDER SYSTEM QUEUE" means the facility within the Feeder System to:

                    (a) test RTGS Instructions within CHESS in the manner contemplated by Rules 11.18, 11.19 and 11.20; and

                    (b) hold and allow ASTC to monitor unsettled RTGS Instructions during the RTGS Settling Phase.

                    "FEES AND CHARGES SCHEDULE" means the Fees and Charges Schedule made by ASTC under Rule 1.6.

                    "FINANCIAL PRODUCTS" means:

                    (a) Division 4 financial products as defined in Regulation
                    7.11.03 of the Corporations Regulations; or

                    (b) For the purposes of Rule 8.3.2, financial products issued under an employee incentive scheme and company issued options.

                    "FINANCIAL PRODUCTS CODE" means the code that is assigned to a class of Approved Financial Products by an Approved Market Operator.

                    "FINANCIAL PRODUCTS SHORTFALL" means (the number that is greater than zero, where the number is calculated by the total number of Financial Products of a class projected to be delivered from a Holding in Scheduled Settlement on a Business Day) less the sum of the number of Financial Products of that class in that Holding at Settlement Cut-Off on that Business Day and of the total number of Financial Products of that class projected to be received into that Holding in Scheduled Settlement on that Business Day where:

                    SS = D - (H + R) and:

                    SS is the Financial Products Shortfall

                    D is the total number of Financial Products of a class projected to be delivered from the Holding

                    H is the number of Financial Products of a class in the Holding

                    R is the total number of Financial Products of a class projected to be received into the Holding.

                    "FINANCIAL PRODUCTS TRANSFORMATION" means either:

                    (a) an adjustment to the Holding Balance of a CHESS Holding initiated by the Issuer because Financial Products in the Holding have:

                         (i) been absorbed into an existing class of Financial Products (for example, Financial Products that do not rank for a Dividend to Financial Products that do); or

                         (ii) been assigned a new Financial Product Code (for example, because of a Reconstruction); or

                    (b) in respect of Allocation Interests, an adjustment to a Holding of Allocation Interests initiated by the Issuer in order to despatch Approved Financial Products under Rule 15.27.

                    "FIRM ALLOCATION COMPONENT" means that part of an Offer which is reserved for clients of a Participant under an agreement between the Issuer and a Participant.

                    "FOR FINANCIAL PRODUCTS" means a class of Approved Financial Products included in Schedule 1, pursuant to Rule 5.18.2.

                    "FOREIGN CLEARING HOUSE" means a person which:

                    (a) has its principal place of business in a country other than Australia;

                    (b) is authorised to provide clearing and settlement services in the country in which it has its principal place of business; and

                    (c) is subject to prudential and/or other regulatory supervision in the country in which it has its principal place of business by a regulatory authority that has entered into an information sharing arrangement dealing with market matters with the Commission.

                    "FOREIGN CONFIRMED HOLDING NET MOVEMENT REPORT" means a report that:

                    (a) for the specified period; and

                    (b) in respect of each CHESS Holding containing Confirmed FOR Financial Products in the specified sets out a summary on a daily basis of:

                    (c) total units added to the Holding pursuant to Foreign to Foreign Allocations;

                    (d) total units deducted from the Holding pursuant to Foreign to Foreign Allocations;

                    (e) total units added to the Holding of Confirmed FOR Financial Products as a result of registry authorised transactions;

                    (f) total units deducted from the Holding of Confirmed FOR Financial Products as a result of registry authorised transactions; and

                    (g) the end of day closing balance for the Holding.

                    "FOREIGN ISSUER" means an Issuer whose place of incorporation does not recognise CHESS as a system that can transfer and register legal Title to Financial Products.

                    "FOREIGN OWNERSHIP PERCENTAGE LEVEL" means the aggregate limit of foreign ownership, pursuant to the constitution or governing legislation of an Issuer whose Financial Products are included in Schedule 1.

                    "FOREIGN PERSON" means, where specified pursuant to Rule 8.7.2, that the Holder has notified the Controlling Participant that the beneficial owner of the Financial Products in the Holding, for the purposes of legislation or under the constitution of an Issuer whose Financial Products are included in Schedule 1:

                    (a) is a foreign person;

                    (b) is an associate of a foreign person; or

                    (c) has a beneficial interest in the Financial Products, part of that beneficial interest vesting in a Foreign Person,

                    other than persons, associates or interests which the legislation or constitution ignores or excludes for the purposes of aggregate foreign ownership restrictions.

                    Note: a Residency Indicator of "F" denotes a Foreign Person

                    "FOREIGN REGISTER" means a register of an Issuer that is located outside Australia.

                    "FOREIGN FINANCIAL PRODUCTS" means financial products issued or made available by a Foreign Issuer.

                    "FOREIGN TO FOREIGN ALLOCATION" means a Transfer or Conversion of Confirmed FOR Financial Products, including a Transfer pursuant to a transaction effected in accordance with the operating rules of an Approved Market Operator, where the Residency Indicator of both the Source and Target Holdings is "F", thus resulting in a Holding of Confirmed FOR Financial Products.

                    Amended 18/12/06

                    "FULL DOWNLOAD" in relation to the CHESS Subregister for a class of an Issuer's Financial Products, means a Demand Report Transmitted to the Issuer of:

                    (a) the HINs of all Holders on the Subregister; and

                    (b) the Holding Balances of all Holdings; and/or

                    (c) the Cum Entitlement Balances for all Holdings or former Holdings.

                    "GENERAL SETTLEMENT PARTICIPANT" means a Participant admitted to participate in the Settlement Facility under Rule 4.3 but does not include a Recognised Market Operator under Rule 4.3.13.

                    "HELD BALANCE" means the number of Financial Products that remain in a Certificated Holding after a Transfer by a Participant of only some of the Financial Products represented by a Certificate or Marked Transfer.

                    "HELD BALANCE REFERENCE NUMBER" means the number allocated by an Issuer to identify a Held Balance.

                    "HIN" stands for Holder Identification Number and means a number used to:

                    (a) identify a Holder of Financial Products on the CHESS Subregister; and

                    (b) link the Holding details maintained on the CHESS Subregister with the Holder's Registration Details.

                    "HOLDER" means:

                    (a) a person registered as the legal owner of Financial Products in a Holding;

                    (b) a person who is recorded as holding CDIs on the CDI Register;

                    (c) a person who is recorded on a record of Allocation Interests; or

                    (d) a person who is recorded as holding FDIs on the FDI Register.

                    "HOLDER RECORD" means the Registration Details, the HIN and the Holder Type as recorded by ASTC in CHESS for the purpose of operating one or more CHESS Holdings.

                    "HOLDER RECORD LOCK" means a facility that prevents Financial Products from being deducted from any current Holding to which the relevant Holder Record applies, pursuant to a Transfer or Conversion.

                    "HOLDER TYPE" means a code used to indicate the capacity in which a Participant:

                    (a) establishes a Holder Record;

                    (b) controls a CHESS Holding, (for example, Direct, Participant Sponsored or Clearing Account).

                    "HOLDING" means:

                    (a) a number of Financial Products of an Issuer held by a Holder on the Issuer's register;

                    (b) a number of CDIs held by a Holder on the CDI Register;

                    (c) a number of Allocation Interests recorded in respect of a Holder; or

                    (d) a number of FDIs recorded as held by a Holder on an FDI Register.

                    "HOLDING ADJUSTMENT" means a movement of Financial Products to or from a CHESS Holding that is initiated by an Issuer Transmitting a Message to ASTC to:

                    (a) give effect to a Corporate Action or Reconstruction in relation to a class of the Issuer's Financial Products;

                    (b) establish a CHESS Holding pursuant to a new issue of Approved Financial Products;

                    (c) move Financial Products from a CHESS Holding for the purpose of Divestment or forfeiture; or

                    (d) move Financial Products to or from a CHESS Holding in such other circumstances as:

                         (i) are permitted by these Rules; or

                         (ii) may be agreed between ASTC and the Issuer.

                    "HOLDING BALANCE" means the number of Financial Products in a Holding.

                    "HOLDING LOCK" means, in relation to a Holding on either the CHESS Subregister or an Issuer Operated Subregister, a facility that prevents Financial Products from being deducted from, or entered into, a Holding pursuant to a Transfer or Conversion.

                    "HOLDING NET MOVEMENT REPORT" means a report that:

                    (a) for the specified period; and

                    (b) in respect of each CHESS Holding of Financial Products in the specified class that has undergone a Holding Balance change during the specified period,

                    (c) sets out, a summary on a daily basis of:

                         (i) total units added to the Holding;

                         (ii) total units deducted from the Holding;

                         (iii) total units added to the Holding as a result of registry authorised transactions;

                         (iv) total units deducted from the Holding as a result of registry authorised transactions; and

                         (v) the End of Day closing balance for the Holding.

                    "INCAPACITY LAW" means a law relating to the administration of the estates of persons who, through mental or physical incapacity, are incapable of managing their affairs.

                    "INDUSTRY GROUP" means one of the following groups:

                    (a) Participants or senior officers of Participants; or

                    (b) senior officers of Issuers or of Issuers' Third Party Providers.

                    "INSTRUCTION" means a Batch Instruction or an RTGS Instruction.

                    "ISSUER" means a person who issues or makes available or proposes to issue or make available, Approved Financial Products and includes (without limitation):

                    (a) a listed company or company whose Financial Products are quoted by a market licensee or by a financial market or type of financial market exempted under section 791C of the Corporations Act;

                    (b) a warrant issuer;

                    (c) the responsible entity of a managed investment scheme;

                    (d) a Foreign Issuer.

                    "ISSUER OPERATED SUBREGISTER" means an Issuer Sponsored Subregister.

                    "ISSUER SPONSORED HOLDING" means a Holding of Financial Products on the Issuer Sponsored Subregister.

                    "ISSUER SPONSORED SUBREGISTER" means:

                    (a) that part of an Issuer's register that records uncertificated Holdings of Financial Products in accordance with Listing Rule 8.2; or

                    (b) that part of a CDI Register, that is administered by the Issuer (and not ASTC).

                    "ISSUER SPONSORED TO CHESS" means a Transfer or Conversion of Financial Products from an Issuer Sponsored Holding to a CHESS Holding.

                    "ISSUER WARRANTIES AND INDEMNITIES" means warranties and indemnities given by an Issuer under these Rules.

                    "LAST CORPORATE ACTION EVENT DATE" means in the case of an Entitlement under a Corporate Action that involves:

                    (a) the issue of Financial Products only, the Despatch Date;

                    (b) the payment of money only, the due date of payment; or

                    (c) a combination of the issue of Financial Products and the payment of money, the later of the Despatch Date and the due date of payment,

                    where, before the date when the Issuer must have completed its obligation to pay money or issue Financial Products is unknown or unclear the Last Corporate Action Event Date will be a date

                    ASTC reasonably determines is appropriate in the circumstances and notifies the Issuer and each Participant.

                    "LISTING RULES" means the Listing Rules of an Approved Market Operator.

                    "LOCKED" in relation to a Holding, means subject to a Holding Lock or a Holder Record Lock.

                    "MAC" stands for Message Authentication Code, and means a code appended to a Message by ASTC or a Facility User for the purpose of enabling the recipient of the Message to confirm the identity of the Facility User Transmitting the Message.

                    "MARKED TRANSFER" means a Registrable Transfer Document that has been marked by the Issuer or a marking body.

                    "MARKET OPERATOR" means:

                    (a) ASX; or

                    (b) in the Rules made from time to time pursuant to arrangements entered into under section 798C of the Corporations Act, in relation to quoted financial products issued by ASX, "the Commission"; or

                    (c) in relation to:

                         (i) a class of financial products quoted, or to be quoted by; or

                         (ii) a participant of a market licensee under the Corporations Act other than ASX,

                    that market licensee; or

                    (d) the operator of a financial market or type of financial market exempted under section 791C of the Corporations Act.

                    "MARKET PARTICIPANT" means a participant of an Approved Market Operator.

                    "MARKETABLE PARCEL" means in relation to a Financial Product, the number determined by an Approved Market Operator to be a marketable parcel.

                    Introduced 18/12/06

                    "MARKING NUMBER" means the unique reference number allocated to a Marked Transfer by the Issuer or a marking body.

                    "MATCH AND MATCHED" in relation to Messages Transmitted to ASTC by a Participant, means that the Message contains, or under the Rules may be taken to contain, the same details for message fields that require mandatory matching.

                    "MATCHED MESSAGES" means:

                    (a) in relation to Dual Entry RTGS Messages, Messages that are Matched under Rule 11.13.3;

                    (b) in relation to Dual Entry Batch Messages, Messages that are Matched under Rule 9.5.2 or 10.9.3;

                    (c) in relation to Dual Entry Switch to Batch Settlement Messages, Messages that are Matched under Rule 11.12.3;

                    (d) in relation to Dual Entry Switch to RTGS Messages, Messages that are Matched under Rule 10.6.1 or 10.11.8; and

                    (e) in relation to Dual Entry Payment Batch Messages, Messages that are Matched under Rule 10.8.3,

                    and in any other case means Valid Messages that are Matched.

                    "MAXIMUM PERCENTAGE" means 10% or such other percentage prescribed by ASTC.

                    "MAXIMUM VALUE" means $350,000 or such other amount prescribed by ASTC.

                    "MESSAGE" means an electronic message of a kind specified in the EIS for use in CHESS.

                    "NET POSITION RECORD" in relation to an RTGS Participant, means a facility established within CHESS through which ASTC tracks and records the outcome of RTGS Instructions due for settlement on any RTGS Business Day, that relate to a particular Payment Facility of that Participant.

                    "NET POSITION RECORD STATUS" means at any time the status of a Net Position Record as authorised at that time by the RTGS Payments Provider that maintains the Payment Facility to which that Net Position Record is linked, being either:

                    (a) active; or

                    (b) inactive.

                    "NOMINEE COMPANY" means a body corporate controlled and operated by a Participant admitted under Rule 4.3.1 that carries on the business of holding Financial Products as a trustee or nominee.

                    "NOTICE" has a meaning given by Rule 1.10.

                    "NOTICE OF DEATH" means a death certificate or any other formal document that is acceptable by ASTC as evidence of a Holder's death.

                    "OFF MARKET TRANSACTION" means a transaction in Approved Financial Products that is not an On Market Transaction.

                    "OFFER" means:

                    (a) an offer for subscription or an invitation to subscribe for Financial Products, under which an Issuer must issue; or

                    (b) an offer under which an Issuer must dispose of,

                    Approved Financial Products to successful applicants.

                    "OFFER ACCEPTED SUBPOSITION" means a Subposition for the reservation of Financial Products in a CHESS Holding which are the subject of an acceptance under a takeover bid.

                    "OLD CORPORATIONS ACT" means the Corporations Act as in force immediately before 11 March 2002.

                    "ON MARKET TRANSACTION" means a transaction in Approved Financial Products in relation to which one of the following conditions is satisfied:

                    (a) the transaction was entered into in the ordinary course of trading on an Approved Market Operator's market; or

                    (b) the transaction is, under the operating rules of an Approved Market Operator, described, or to be described, as 'special' when it is reported to the Approved Market Operator; or

                    (c) in relation to a transaction between a Participant and a Participant who is not a Market Participant, a confirmation is issued in relation to a transaction under paragraph (a) or (b); or

                    (d) in relation to a transaction between two Participants that are not Market Participants, the transaction is entered into solely for the purpose of facilitating settlement of a transaction of a kind referred to in paragraph (a) or (b).

                    "ORIGINATING MESSAGE" means a Message Transmitted to ASTC by the Controlling Participant for a CHESS Holding which (as a consequence of that Message being processed) results in ASTC or a Facility User Transmitting another Message (whether or not that consequential Message also results from the processing of any intervening Message).

                    "OTHER INTEREST" means any right or interest whether legal or equitable in the Participating International Financial Product and includes an option to acquire a right or interest in the Participating International Financial Product.

                    "PARENT BATCH INSTRUCTION" means a Batch Instruction that gives rise to an Accrued Batch Instruction as a result of a Corporate Action.

                    "PARENT DVP BATCH INSTRUCTION" means a Parent Batch Instruction with a Settlement Amount scheduled to settle in DvP Batch Settlement.

                    "PARENT DVP RTGS INSTRUCTION" means a Parent RTGS Instruction with a Settlement Amount scheduled to settle in DvP Real Time Gross Settlement.

                    "PARENT FINANCIAL PRODUCTS" means a class of Approved Financial Products to which an Entitlement to cash or Financial Products attaches that, during an Ex Period, may be Transferred with or without the Entitlement.

                    "PARENT PARTICIPANT" means:

                    (a) in relation to a group of Participants within paragraph
                    (a) of the definition of Participant Group, any Participant within that group that is notified to ASTC by all the Participants within that group; or

                    (b) in relation to a group of Participants within paragraph
                    (b) of the definition of Participant Group, the Settlement Participant that is notified to ASTC by all the Participants within that group.

                    Amended 18/12/06

                    "PARENT RTGS INSTRUCTION" means an RTGS Instruction that gives rise to an Accrued RTGS Instruction as a result of a Corporate Action.

                    "PARTICIPANT" means an Account Participant, a Specialist Settlement Participant, or a General Settlement Participant.

                    "PARTICIPANT BIDDER" means a Participant entitled or authorised (whether as the bidder or on behalf of the bidder) to receive acceptances of bids made under a takeover bid in accordance with these Rules.

                    "PARTICIPANT CHANGE NOTICE" means the Notice sent to a Participant Sponsored Holder which complies with the requirements of Rule 7.1.10(a)

                    "PARTICIPANT GROUP" means:

                    (a) a group of Participants that are related bodies corporate within the meaning of section 50 of the Corporations Act; or

                    (b) a Settlement Participant which has a written agreement with one or more Account Participants and each of those Account Participants with whom it has a written agreement.

                    Amended 18/12/06

                    "PARTICIPANT MANAGED" in relation to the attributes of a Net Position Record, means any of the matters set out in Rule 11.9.11.

                    "PARTICIPANT SPONSORED HOLDER" means a person that has a current Sponsorship Agreement with a Participant as required or permitted under these Rules.

                    "PARTICIPANT SPONSORED HOLDING" means a CHESS Holding of a Participant Sponsored Holder.

                    "PARTICIPANT WARRANTIES AND INDEMNITIES" means warranties and indemnities given by a Participant under these Rules.

                    "PARTICIPATION REQUIREMENTS" means matters set out in
                    Section 4 in relation to which ASTC must be satisfied in order for a person to be admitted to participate in CHESS in any capacity.

                    "PARTICIPATING INTERNATIONAL FINANCIAL PRODUCTS" mean financial products:

                    (a) traded on a market other than in Australia; and

                    (b) declared by ASTC under Rule 13.15 from time to time to be available for settlement by means of FDIs.

                    Note: financial products in this definition are not restricted by jurisdictional limits in the Corporations Act.

                    "PARTY" in relation to a Proceeding or Appeal, means:

                    (a) the Facility User to whom a Contravention Notice was given in the Proceeding; or,

                    (b) ASTC or the Facility User to or by whom an Appeal Notice was given in the Appeal, as the case requires.

                    "PAYMENT BATCH INSTRUCTION" means:

                    (a) a CCP Derivatives Payment Batch Instruction; or

                    (b) a Dual Entry Payment Batch Instruction.

                    "PAYMENT FACILITY" means a Facility operated for a Participant at a Payments Provider for the purposes of paying and receiving payments in Batch Settlement.

                    "PAYMENT OBLIGATION" in relation to an RTGS Instruction means an obligation on the part of one party to pay a cash amount to the other on settlement.

                    "PAYMENT SHORTFALL" for a Payment Facility, means:

                    (a) if the Participant's net obligation to make payment is not authorised, the amount of the net obligation for which authorisation is sought; or

                    (b) if the Participant's net obligation to make payment is not authorised, the difference between the amount of the net obligation to make the payment that has already been authorised by the Payments Provider and the amount of the net obligation to make a payment for which further authorisation is sought from the Payments Provider.

                    "PAYMENT SYSTEMS AND NETTING ACT" means the Payment Systems and Netting Act 1998 (Cth).

                    "PAYMENTS PROVIDER" means a person that:

                    (a) operates an exchange settlement account with the Reserve Bank of Australia in its own name;

                    (b) has the operational capacity to:

                         (i) authorise and make payments on behalf of Participants;

                         (ii) make payments to Participants; and

                         (iii) register entries in the Payments Provider User Group for the purpose of discharging its net obligation to make payment to the Bank or its net entitlement to receive payment from the Bank in accordance with the Standard Payments Provider Deed;

                    (c) meets the technical and performance requirements prescribed by ASTC to ensure that the person does not affect the integrity or orderly operation of CHESS; and

                    (d) is a person who facilitates Batch Settlement by approving or making payments in accordance with the terms and conditions of the relevant Standard Payment Providers Deed.

                    "PAYMENTS PROVIDER MANAGED" in relation to the attributes of a Net Position Record, means any of the matters set out in Rule 11.9.3(a) to (f).

                    "PAYMENTS PROVIDER USER GROUP" means the subsystem within the interbank payments system, operated by the Reserve Bank of Australia, established to enable financial institutions to satisfy payment obligations of CHESS Participants on behalf of CHESS Participants.

                    "PID" stands for participant identifier and means a UIC allocated by ASTC to a Participant that is:

                    (a) used as the identification code of the Participant that controls a Holding on the CHESS Subregister; and

                    (b) included in a Message header to identify the source and/or destination of CHESS Data Messages.

                    "PRE-CASH SETTLEMENT PERIOD" means, for the purposes of Regulation 7.5.44 of the Corporations Regulations 15 Business Days.

                    "PRE-COMMENCEMENT TESTING" means testing at the direction of ASTC to establish whether a Facility User meets the Technical and Performance Requirements.

                    "PRESCRIBED PERCENTAGE" means 50% or such other percentage determined by ASTC.

                    "PRESCRIBED PERSON" means the person from time to time notified as such by ASTC to Participants and RTGS Payments Providers.

                    "PRINCIPAL" in relation to a body, means each of:

                    (a) any parent body of the body;

                    (b) each Director or person in the position of a Director;

                    (c) where the body consists of two or more partners or trustees, each principal (within the meaning of paragraphs
                    (a) and (b)) of each of those partners or trustees.

                    "PRINCIPAL FINANCIAL PRODUCTS" means Financial Products issued or made available by a Principal Issuer.

                    "PRINCIPAL ISSUER" means:

                    (a) a Foreign Issuer; or

                    (b) a DI Issuer.

                    "PRINCIPAL REGISTER" means the register of those Holdings of Principal Financial Products maintained by a Principal Issuer in Australia under these Rules.

                    "PROCEDURES" means any document, electronic file or other information (recorded by any mode of representing words or reproducing words) approved by ASTC and given where applicable to Participants, Issuers and third party service providers in accordance with Rule 1.4 and, without limitation, includes any EIS and the ASTC Settlement Procedures as amended from time to time.

                    Amended 18/12/06

                    "PROCEEDING" means proceedings taken under Section 12 by ASTC against a Facility User and commenced by a Contravention Notice.

                    "PUBLISH A NOTICE" means to publish a Notice in at least one national newspaper and at least one state or territory based newspaper in each state and territory.

                    "REAL TIME GROSS SETTLEMENT" means the processing and settling of payment and delivery obligations in real time and on a gross, not net, basis, the fundamental characteristic of which is that the payment and delivery components of a transaction become irrevocable at the time of settlement and, in relation to CHESS, is effected in accordance with systems and procedures contained in Section 11.

                    "RECIPROCAL ARRANGEMENT" means any agreement or arrangement between ASTC and any governmental agency or regulatory authority (including, without limitation, a market, clearing house or clearing and settlement facility), in Australia or elsewhere, whose functions include the regulation of trading in, or clearing and settlement of, financial products (in Australia or elsewhere) which provides for the disclosure of information between ASTC and the other party in relation to dealings in, or clearing and settlement of, financial products (in Australia or elsewhere).

                    "RECOGNISED MARKET OPERATOR" means a Market Operator admitted as a Participant under Rule 4.3.1 and which is recognised under Rule 4.3.13.

                    "RECOGNISED PHYSICAL ACCESS POINT" means:

                    (a) in the case of a Facility User, the physical location of an application system that the Facility User employs to operate an interface with CHESS; or

                    (b) in the case of ASTC, the physical location of the application system that operates CHESS.

                    "RECONSTRUCTION" means an alteration to the issued capital of an Issuer, which affects the number, or nature, of Financial Products held by a Holder and includes ( without limitation) a reorganisation or a merger.

                    "RECORD DATE" means 5:00pm (or, in the case of a ASTC-Regulated Transfer, a later time permitted by the Rules) on the date specified by an Issuer as the date by reference to which the Issuer will establish Cum Entitlement Balances for the purpose of identifying the persons entitled to the benefit of a Corporate Action.

                    "RECORDED" in relation to an RTGS Instruction, means that its details have been stored in CHESS in accordance with Rule 11.15.

                    "RECORDS" means books, computer software, information processing equipment and any other item on which information is stored or recorded in any manner.

                    "REGISTRABLE TRANSFER DOCUMENT" means any document that an Issuer is entitled to accept as a valid instrument of transfer or a Transfer Request Document.

                    "REGISTRATION DETAILS" means the name, address and Residency Indicator of a Holder.

                    "RELATED BODY CORPORATE" has the meaning set out in Section 50 of the Corporations Act.

                    "RELATED PARTY" means each entity in the ASX Group.

                    "REMOVE" means to move a Holding between a Principal Register and a CHESS or an Issuer Operated Subregister without a change of legal ownership.

                    "RENOUNCEABLE RIGHTS RECORD" means the record maintained by an Issuer of Holders of renounceable rights not held on the CHESS Rights Subregister.

                    "REPORT" means a Standing Report or a Demand Report.

                    "REPORTING POINT" means a particular point during a Business Day when information is stored by CHESS for the purposes of reporting data to Facility Users; Acceptable values comprise:

                    (a) end of Settlement Processing Phase;

                    (b) Trade Instruction Cut-Off;

                    (c) End of Day.

                    "RESERVE" in Section 11 in relation to Financial Products, has the meaning given in Rule 11.19.1(d).

                    "RESERVED PROCESSING PERIOD" means the End of Day Processing Phase.

                    "RESIDENCY INDICATOR" means a code used to indicate the status of the ultimate beneficial owner or owners of FOR Financial Products in a Holding on the CHESS Subregister or an Issuer Operated Subregister, for the purposes of settling transactions in FOR Financial Products. (i.e. "D" for Domestic, "F" for Foreign Person, and in the case of Holdings of Financial Products where beneficial ownership is both domestic and foreign, "M" for Mixed).

                    "RESTRICTED FINANCIAL PRODUCTS" means Financial Products that are subject to a restriction agreement under Listing Rule 9.1.

                    "RESTRICTION" in relation to the participation of a Participant, means any limitation on the entitlement of the Participant to send a Message or a class of Messages to ASTC.

                    "RIGHTS PERIOD" means the period from Start of Day on the date that rights trading begins on an Approved Market Operator to End of Day on the date that application money to take up those rights must be paid to the Issuer.

                    "RITS" means the Reserve Bank Information and Transfer
                    System.

                    "RITS POSTSETTLEMENT ADVICE" means a settlement confirmation, elected to be received by an RTGS Payments Provider, that is generated by RITS/RTGS and sent through the AIF to that RTGS Payments Provider.

                    "RITS PRESETTLEMENT ADVICE" means an advice, elected to be received by an RTGS Payments Provider to enable it to make a credit decision in connection with the performance of a Payment Obligation, that is generated by RITS/RTGS and sent through the AIF to that RTGS Payments Provider.

                    "RITS/RTGS" means RITS, as operated by the Reserve Bank of Australia for Real Time Gross Settlement.

                    "RITS REGULATIONS" means the regulations and conditions of operation that govern RITS as published from time to time by the Reserve Bank of Australia.

                    "ROUTINE REPORTING" means electronic reporting that is generated automatically by CHESS as transactions are processed.

                    "RTGS" stands for Real Time Gross Settlement.

                    "RTGS ACCOUNT IDENTIFIER" means a numeric identifier (that may, but need not, be an account number) agreed between an RTGS Participant and an RTGS Payments Provider to uniquely identify the Participant's account that is to be debited, or credited, with the amount of any Payment Obligation, on settlement of an RTGS Instruction in accordance with Rule 11.25.

                    "RTGS ACCREDITED" in relation to a Participant, has the meaning set out in Rule 11.5.2.

                    "RTGS BUSINESS DAY" means a Settlement Day within the meaning of the RITS Regulations, or any other day declared by the Reserve Bank as a day on which RITS/RTGS will operate that is notified by ASTC to Participants.

                    "RTGS CONTINGENCY REPORT" means a report of the settlement status of CHESS-related funds transfer requests sent to RITS/RTGS that is provided to ASTC by the Reserve Bank of Australia in manner and form as agreed between them.

                    "RTGS CUT-OFF" means on any RTGS Business Day, 4.30pm Sydney time or such other time as ASTC may from time to time determine.

                    "RTGS DELIVERY SHORTFALL" in relation to Financial Products of a particular class in a Holding at any time on the RTGS Settlement Date for a particular RTGS Instruction, means that the sum of:

                    (a) the number of Financial Products of that class required to be delivered from that Holding in Real Time Gross Settlement under that RTGS Instruction on that day;

                    (b) the number of Financial Products of that class Reserved against that Holding in relation to RTGS Instructions at that time in the RTGS Settling Phase, and

                    (c) prior to ASTC recording under Rule 10.12.1(f)(ii) a movement of Financial Products of that class against that Holding to effect DvP Net Settlement on that day, the number of Financial Products of that class that ASTC has determined at Settlement Cut-off will be so recorded as a movement against that holding at DvP Notification on that day, is greater than:

                    (d) the total number of Available Financial Products at that time in the Holding.

                    "RTGS ELIGIBLE" in relation to Financial Products, has the meaning set out in Rule 11.1.1.

                    "RTGS END OF DAY" means on any RTGS Business Day, 5.00pm Sydney time or such other time as ASTC may from time to time determine.

                    "RTGS INSTRUCTION" means an instruction to ASTC to settle an RTGS Transaction in Real Time Gross Settlement through the CHESS Feeder System, and includes a DvP RTGS Instruction, a CCP Gross RTGS Instruction and a Dual Entry RTGS Instruction.

                    "RTGS INSTRUCTION CUT-OFF" on any RTGS Business Day means 4.25pm Sydney time or such other time as ASTC may from time to time determine.

                    "RTGS MANDATORY" in relation to an RTGS Transaction, has the meaning set out in Rule 11.3.1.

                    "RTGS MESSAGE" means a Message that, in accordance with the requirements of the EIS, instructs ASTC to settle an RTGS Transaction in Real Time Gross Settlement.

                    "RTGS PARTICIPANT" means a Participant:

                    (a) that satisfies the criteria for participation in Real Time Gross Settlement set out in Rule 11.5; and

                    (b) for which a Net Position Record has been established under the Rules that records the Net Position Record Status as active.

                    "RTGS PARTICIPATION REQUIREMENTS" in relation to a Participant, means any technical and performance requirements notified by ASTC to the Participant to ensure that it is capable of operating in Real Time Gross Settlement.

                    "RTGS PAYMENTS PROVIDER" means a Payments Provider that:

                    (a) satisfies the criteria for participation in Real Time Gross Settlement in CHESS set out in Rule 11.6.1; and

                    (b) has been admitted to participate in Real Time Gross Settlement in CHESS in that capacity.

                    "RTGS PRE-COMMENCEMENT TESTING" means testing at the direction of ASTC to establish whether a prospective RTGS Participant meets the RTGS Participation Requirements.

                    "RTGS SETTLEMENT DATE" means the RTGS Business Day specified, or taken to be specified, in an "RTGS Instruction as the date on which the counterparties intend that RTGS Instruction to settle in Real Time Gross Settlement.

                    "RTGS SETTLEMENT REPORT" means a report required to be made available by ASTC to an RTGS Payments Provider in accordance with Rule 11.30.

                    "RTGS SETTLING PHASE" in relation to an RTGS Instruction, means the time period that commences in accordance with Rule
                    11.22.1 and ends when all components of that RTGS Instruction have been settled in CHESS in accordance with Rule 11.25.

                    "RULES" means the operating rules of the Settlement Facility in accordance with Rule 1.2 including the appendices, schedules and any State of Emergency Rules.

                    "SCHEDULED TIME" means the time within or by which a requirement under these Rules must be complied with as specified in Appendix 1 to these Rules.

                    "SECTION" means a section of these Rules.

                    "SECURITY KEY" means an electronic code that is:

                    (a) generated by ASTC; and

                    (b) used to ensure secure communications between ASTC and Facility Users.

                    "SEGC" means Securities Exchanges Guarantee Corporation Ltd (ABN 19 008 626 793).

                    "SEGREGATED ACCOUNT" means an account maintained in accordance with these Rules with an Approved Clearing House which contains Principal Financial Products or Participating International Financial Products held solely on behalf of the Depositary Nominee.

                    "SETTLEMENT ACCOUNT" means a Holder Record maintained in CHESS by a Participant for the purpose of facilitating settlement of transactions in Approved Financial Products with other Participants.

                    "SETTLEMENT ADJUSTMENT" means an adjustment to the Settlement Amount of a DvP Batch Instruction or a DvP RTGS Instruction.

                    "SETTLEMENT AGENT" means a General Settlement Participant that is has a Settlement Agreement with a Clearing Participant.

                    "SETTLEMENT AGREEMENT" means an agreement between a General Settlement Participant and a Clearing Participant under which the General Settlement Participant agrees to act as Settlement Agent for the Clearing Participant.

                    "SETTLEMENT AMOUNT" means the consideration for an Instruction.

                    "SETTLEMENT AMOUNT TOLERANCE" means $1.00 or such other amount that ASTC prescribes.

                    "SETTLEMENT BOND" means a bond issued to ASTC at the request of a Participant in accordance with Rule 4.9.1.

                    "SETTLEMENT CUT-OFF" means, on any Business Day, 10.30 am Sydney time or such other time as ASTC may from time to time determine.

                    "SETTLEMENT DATE" means the Business Day on which an Instruction is scheduled to settle.

                    "SETTLEMENT FACILITY" means the facility provided by ASTC as described in Rules 1.1.1 and 1.1.2.

                    "SETTLEMENT HOLDING" means a Holding of Financial Products for which the Holder Record is a Settlement Account.

                    "SETTLEMENT PARTICIPANT" means:

                    (a) a Participant that has been admitted to participate in the Settlement Facility as a General Settlement Participant; or

                    (b) a person that has been admitted to participate in the Settlement Facility as a Specialist Settlement Participant.

                    "SETTLEMENT PROCESSING PHASE" in relation to DvP Net Settlement, means, on any Business Day, the time period commencing after Settlement Cut-off during which Settlement Transfers are processed by ASTC against CHESS Holdings.

                    "SETTLEMENT TRANSFER" means a Transfer of Financial Products that gives effect to an Instruction.

                    "SINGLE ENTRY BATCH MESSAGE" means a Message that complies with Rule 10.9.11.

                    "SINGLE ENTRY BATCH INSTRUCTION" means a Batch Instruction that gives effect to a Single Entry Batch Message.

                    "SINGLE ENTRY DEMAND MESSAGE" means a Message that complies with Rule 9.4.1 or Rule 9.13.1.

                    "SINGLE ENTRY TRANSFER REQUEST" means a Demand Transfer of Financial Products that gives effect to a Single Entry Demand Message.

                    "SOURCE HOLDING" means the Holding from which Financial Products will be deducted in giving effect to a Transfer, Conversion, Corporate Action or other transaction.

                    "SPECIALIST SETTLEMENT PARTICIPANT" means a Participant admitted under Rule 4.4.

                    "SPONSORING PARTICIPANT" means a Participant that establishes and maintains a Participant Sponsored Holding.

                    "SPONSORSHIP AGREEMENT" means a written agreement between the Sponsoring Participant and another person, signed by both parties, as required under Section 7 of these Rules.

                    "SPONSORSHIP BOND" means a bond issued to ASTC at the request of a Participant in accordance with Rule 4.9.3.

                    "SRN" stands for Security holder Reference Number and means a number allocated by an Issuer to identify a Holder on an Issuer Operated Subregister.

                    "STANDARD ACCEPTANCE FORM" means a standard entitlement and acceptance form in respect of renounceable rights as specified by ASTC from time to time.

                    "STANDARD CLIENT BANK DEED" means a standard deed executed by ASTC and a bank.

                    "STANDARD CONVERSION FORM" means a standard form, as specified by ASTC from time to time, for the conversion of convertible Financial Products.

                    "STANDARD EXERCISE FORM" means a standard form of notice of exercise, as specified by ASTC from time to time, for options and other Financial Products that carry exercisable rights.

                    "STANDARD PAYMENTS PROVIDER DEED" means a standard deed executed by ASTC and a Payments Provider and includes a Standard Client Bank Deed.

                    "STANDING BUY ACCOUNT IDENTIFIER" means an RTGS Account Identifier that is notified to ASTC under Rule 11.9.11 or Rule 11.9.15 for the purposes of an RTGS Instruction where the Participant will, on settlement, be the payer of the Payment Obligation identified in that RTGS Instruction.

                    "STANDING HIN" means a HIN that is notified to ASTC under Rule 6.4.2.

                    "STANDING INSTRUCTIONS" means a Holder's instructions to an Issuer in relation to matters relevant to Holdings, including (without limitation) TFN notification, Residency Indicator, direct credit of dividends or interest payments, annual report elections and elections in respect of shareholders' dividend plans.

                    "STANDING REPORT" means one of a series of Messages periodically Transmitted by ASTC to a Facility User, each of which provides information about CHESS Holdings or CHESS Subregister movements in accordance with parameters specified by the Facility User.

                    "STANDING SELL ACCOUNT IDENTIFIER" means an RTGS Sell Account Identifier that is notified to ASTC under Rule
                    11.9.11 or Rule 11.9.15 for the purposes of an RTGS Instruction where the Participant will, on settlement, be the payee of the Payment Obligation identified in that RTGS Instruction.

                    "STANDING SETTLEMENT HIN" means a HIN notified to ASTC under Rule 6.4.2.

                    "START OF DAY" means, on any Trading Day, 8.00 am Sydney time or such other time as ASTC may from time to time determine.

                    "STATE OF EMERGENCY" means any of the following:

                    (a) fire, power failure or restriction, communication breakdown, accident, flood, embargo, boycott, labour dispute, unavailability of data processing or any other computer system or facility, act of God; or

                    (b) act of war (whether declared or undeclared) or an outbreak or escalation of hostilities in any region of the world which in the opinion of ASTC prevents or significantly hinders the operation of the Settlement Facility; or

                    (c) an act of terrorism; or

                    (d) other event which, in the opinion of ASTC, prevents or significantly hinders the operations of the Settlement Facility.

                    "STATE OF EMERGENCY RULES" means any Rules made by ASTC under Rule 1.3.

                    "SUBPOSITION" means a facility in CHESS by which in accordance with Rule 14.1.3:

                    (a) activity in relation to Financial Products held in a CHESS Holding may be restricted; and

                    (b) access to those Financial Products for limited purposes may be given to a Participant other than the Controlling Participant.

                    "SUBREGISTER" means:

                    (a) in the case of Financial Products other than CDIs, a CHESS Subregister or an Issuer Operated Subregister; or

                    (b) in the case of CDIs, a CDI Register.

                    "SURVEILLANCE REPORT" means a report generated by CHESS that identifies changes to:

                    (a) Batch Instructions notified to ASTC by an Approved Market Operator under Rule 10.9.1; and

                    (b) Batch Instructions that result from Matched Dual Entry Batch Messages,

                    (c) to assist ASTC in monitoring compliance with these Rules.

                    "SWITCH TO BATCH SETTLEMENT MESSAGE" means a Message that, in accordance with the requirements of the EIS, requests that an

                    RTGS Instruction be removed from Real Time Gross Settlement in CHESS and settled in Batch Settlement.

                    "TAKEOVER CONSIDERATION CODE" means a unique code allocated by an Approved Market Operator in respect of each alternate form of consideration offered under a takeover.

                    "TAKEOVER TRANSFER" means a Transfer of Financial Products from a CHESS Holding pursuant to acceptance of an offer for the Financial Products made under a takeover scheme.

                    "TAKEOVER TRANSFEREE HOLDING" means a CHESS Holding to which Financial Products are to be Transferred pursuant to acceptances of offers made under a takeover bid.

                    "TARGET HOLDING" means the Holding into which Financial Products will be entered in giving effect to a Transfer, Conversion, Corporate Action or other transaction.

                    "TARGET TRANSACTION IDENTIFIER" means a reference number identifying a transaction which is the target of another transaction.

                    "TAX" means any present or future tax, levy, impost, duty, charge, fee, deduction, or withholding of whatever nature, levied, collected, assessed or imposed by any government or semi-government authority and any amount imposed in respect of any of the above.

                    "TECHNICAL AND PERFORMANCE REQUIREMENTS" means the requirements on Facility Users set out in Section 16.

                    "TERMS AND CONDITIONS FOR FDI CONTROLLING PARTICIPANTS" means those terms and conditions between AIS, CDN and the Controlling Participant of FDIs from time to time displayed on the ASX World Link Website.

                    "TFN" stands for Tax File Number and means a numeric code allocated by the Australian Taxation Office for taxation purposes.

                    "THIRD PARTY PROVIDER" means a person that:

                    (a) operates an interface with CHESS;

                    (b) performs any obligations of a Facility User under these Rules; or

                    (c) uses facilities provided by ASTC,

                    on behalf of a Facility User.

                    "TITLE" in relation to Financial Products, means:

                    (a) legal title where the Financial Products can be owned at law, and

                    (b) equitable or beneficial title where the Financial Products can be owned only in equity.

                    "TOTAL SECURITY BALANCE REPORT" means a report that sets out the aggregate of all Holding Balances held on the CHESS Subregister for a class of Financial Products as at a specified point in time.

                    "TRADE DATE" means the date on which an agreement or arrangement for the purchase or sale of Financial Products was executed.

                    "TRADE INSTRUCTION CUT-OFF" means, on any Business Day, 10.30am Sydney Time or such other time as ASTC may from time to time determine.

                    "TRADING DAY" means a day other than:

                    (a) a Saturday, Sunday, New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day; and

                    (b) any other day that ASTC may declare and publish is not a trading day.

                    "TRANSACTION IDENTIFIER" means a reference number identifying a Message Transmitted through CHESS.

                    "TRANSACTION STATEMENT" means a transaction statement for an Issuer Sponsored Holding as referred to in Listing Rules 8.5, 8.6 and 8.7.

                    "TRANSFER" means a transfer of Financial Products, or for the purposes of Section 15, a transfer of Allocation
                    Interests:

                    (a) from a CHESS Holding to any other Holding; or

                    (b) from any Holding to a CHESS Holding.

                    "TRANSFER REQUEST DOCUMENT" means a document supplied by a Settlement Participant which is not a Market Participant to an Issuer that entitles the Issuer to authorise a Transfer of Financial Products from an Issuer Sponsored Holding to a CHESS Holding.

                    "TRANSITION PERIOD" means the period from 11 March 2002 to 10 March 2004 or such later date as determined by the Commission.

                    "TRANSMIT" means cause a Message to be made available for collection in the Message collection facility provided in CHESS for Messages passing between ASTC and Facility Users.

                    Note: Rule 16.17 specifies when a Facility User or ASTC is taken to have Transmitted a Message.

                    "TRANSMUTE" means to cause:

                    (a) Principal Financial Products to be converted into CDIs, or CDIs to be converted into Principal Financial Products; or

                    (b) Participating International Financial Products to be converted into FDIs, or FDIs to be converted into Participating International Financial Products;

                    under these Rules, without any change in beneficial ownership.

                    "TRANSMUTATION RATIO" means the ratio which identifies the number or fraction of CDIs into which a Principal Financial Product may be converted, and the number or fraction of Principal Financial Products into which a CDI may be converted.

                    "TRIBUNAL" means the Disciplinary Tribunal or the Appeal Tribunal, as applicable.

                    "TRIBUNAL PANEL" means the panel established under Rule 12.10.1.

                    "TRUSTEE COMPANY" means a trustee company within the meaning of State or Territory Trustee Companies legislation or a Public Trustee of a State or Territory.

                    "UIC" stands for User Identification Code and means a unique numeric code allocated by ASTC to ASTC and each Facility User for the purpose of identifying the source and destination of Messages and which may be:

                    (a) the UIC of an Issuer;

                    (b) a PID; or

                    (c) such other numeric code allocated by ASTC.

                    "VALID" in relation to a Message, means a Message that:

                    (a) identifies the source of the Message in the Message header by specifying a current source UIC that is compatible with the specified AIC;

                    (b) correctly identifies the destination of the Message in the Message header by specifying the current UIC for the targeted Message recipient;

                    (c) is formatted in accordance with and contains all the mandatory data requirements specified in the EIS;

                    (d) has been properly authenticated, (determined by reference to the MAC); and

                    (e) meets CHESS encryption requirements specified in the EIS.

                    "WARRANTY AND INDEMNITY PROVISION" means a provision of:

                    (a) the Participant Warranties and Indemnities;

                    (b) the Issuer Warranties and Indemnities; or

                    (c) the ASTC Indemnity.

                    "WITHDRAWAL INSTRUCTIONS" means written or oral instructions from a Participant Sponsored Holder to the Controlling Participant for the withdrawal of Financial Products from a Participant Sponsored Holding and includes instructions:

                    (a) for the Conversion of Financial Products in a Participant Sponsored Holding to any other mode of Holding;

                    (b) to initiate a change of sponsorship for the Financial Products;

                    (c) to endorse or initiate an off market transfer of Financial Products; or

                    (d) to accept a takeover offer for the Financial Products on behalf of the Participant Sponsored Holder;

                    (e) to accept a takeover offer for the Securities on behalf of the Participant Sponsored Holder.

                    Introduced 11/03/04 Origin SCH 21.13 Amended 09/05/05, 06/06/05

SECTION - 8 - HOLDING FINANCIAL
PRODUCTS IN THE SETTLEMENT FACILITY

                        SECTION - 8 - HOLDING FINANCIAL
                                      PRODUCTS IN THE
                                      SETTLEMENT FACILITY

In order to participate in the Settlement Facility, an Issuer's Financial Products must be Approved by ASTC under these Rules. This Section sets out the requirements which Financial Products must satisfy in order to be Approved, including the Technical and Performance Requirements which an Issuer must satisfy and also contains provisions in relation to:

(a) suspension and revocation of Approval;

(b) establishing and dealing with Holdings of Financial Products and CHESS Subregisters; and

(c) other provisions affecting Holdings (such as confidentiality, Holding Locks, reporting, recording details, Corporate Actions and correction of errors).

               8.6 CHESS SUBREGISTERS

               8.6.1 STATUS OF CHESS SUBREGISTER

                    ASTC must administer, as agent of an Issuer in accordance with these Rules, a CHESS Subregister for each class of the Issuer's Approved Financial Products to which the following provisions apply:

                    (a) subject to paragraph (b), the CHESS Subregister for a class of an Issuer's Approved Financial Products forms part of the Issuer's principal register for that class of Financial Products; and

                    (b) if an Issuer's principal register for a class of Approved Financial Products is located outside Australia, the CHESS Subregister forms part of the Issuer's principal Australian register, notwithstanding the fact that the Australian register is a branch register and forms a part of the Issuer's principal register outside Australia.

                    Introduced 11/03/04 Origin SCH 5.1

               8.6.2 INFORMATION RECORDED AND MAINTAINED ON A CHESS SUBREGISTER

                    ASTC must record and maintain on a CHESS Subregister for a class of Approved Financial Products:

                    (a) the Registration Details and HIN of each person with a CHESS Holding of Financial Products in that class; and

                    (b) in relation to each such person, the number of Financial Products held.

                    Introduced 11/03/04 Origin SCH 5.2.1

               8.6.3 HIN NOT TO BE TAKEN TO BE INCLUDED IN A REGISTER

                    Except to the extent required by these Rules or the law, an Issuer must not include a HIN in a register for the purpose of:

                    (a) the register being open for inspection; or

                    (b) furnishing a copy of the register or any part of the register.

                    Introduced 11/03/04 Origin SCH 5.2.2

               8.6.4 NOTICE OF LOCATION OF STORED INFORMATION

                    As soon as a class of an Issuer's Financial Products are Approved, the Issuer must:

                    (a) give notice to the Commission in accordance with Section 1301(1) of the Corporations Act specifying (subject to Rule 8.6.5) the registered office of ASTC as the situation of the place of storage of the information maintained by ASTC on a CHESS Sub-register;

                    (b) give a copy of that notice to ASTC; and

                    (c) give a copy of that notice to the exempt or special stock market or exempt financial market where the Issuer's Financial Products are quoted.

                    Introduced 11/03/04 Origin SCH 5.2.3, 5.2.4

               8.6.5 CHANGE OF LOCATION OF STORED INFORMATION

                    If the situation of the place of storage in relation to information maintained by ASTC on a CHESS Subregister changes:

                    (a) ASTC must promptly give Notice to the Issuer of the new place of storage; and

                    (b) the Issuer must give notice to the Commission of the new place of storage in accordance with Section 1301(4) of the Corporations Act.

                    Introduced 11/03/04 Origin SCH 5.2.5

               8.6.6 CLASSES OF HOLDINGS ON A CHESS SUBREGISTER

                    Holdings that may be maintained on a CHESS Subregister are:

                    (a) Holdings that are controlled by a Participant; or

                    (b) such other Holdings as are determined by ASTC, from time to time.

                    Introduced 11/03/04 Origin SCH 5.3.1

               8.7 ESTABLISHING A HOLDER RECORD

               8.7.1 RESTRICTIONS ON ESTABLISHING A HOLDER RECORD

                    A Participant must not Transmit a Message to establish a Holder Record in relation to a person under Rule 8.7.2 unless:

                    (a) the person is a Related Body Corporate of the Participant; or

                    (b) the Participant holds a current Sponsorship Agreement executed by the Participant and the person.

                    Introduced 11/03/04 Origin SCH 5.4.1A

               8.7.2 ESTABLISHING A HOLDER RECORD

                    If a Participant Transmits a Valid Message to ASTC requesting ASTC to establish a Holder Record that includes the matters specified in the Procedures, ASTC must:

                    (a) establish a Holder Record on CHESS for that person;

                    (b) allocate a HIN to that Holder; and

                    (c) if the Holder Record has been established for a Participant Sponsored Holder, promptly send a Notice in relation to that Holder Record to that Participant Sponsored Holder.

                    If the Holder Record is in relation to a person that is a Participant Sponsored Holder, the Participant must, in the absence of any specific alternative written authority from that other person specify as the current Registration Details in the Message, the name and address details for the person as recorded in the Sponsorship Agreement.

                    Introduced 11/03/04 Origin SCH 5.4.1, 5.4.1B

               8.7.3 HOLDER RECORD FOR HOLDING OF FOR FINANCIAL PRODUCTS

                    A Participant must determine whether the Residency Indicator of a Holder Record is applicable to any new Holding of FOR Financial Products, and if it is not applicable to the new Holding of FOR Financial Products and there is no existing Holder Record with the appropriate Residency Indicator, the Participant must:

                    (a) establish a separate Holder Record for that new Holding with the appropriate Residency Indicator; and

                    (b) transfer that Holding to that Holder Record.

                    Note: Because of differing definitions of "Foreign Person" under the governing legislation or constitution of different Issuers with aggregate foreign ownership restrictions, a Holder's status (for the purposes of settling transactions in FOR Financial Products) may differ between Issuers.

                    Where these circumstances apply, Holders must have two distinct Holder Records in CHESS; one with a Residency Indicator of "F" and another with a Residency Indicator of "D". Holdings of particular Financial Products must then be linked to the appropriate Holder Record.

                    Introduced 11/03/04 Origin SCH 5.4.3

               8.7.4 INDEMNITY BY PARTICIPANT WHERE HOLDER RECORD ESTABLISHED INCORRECTLY

                    If, under Rule 8.7.2, a Participant has Transmitted a Valid Message requesting ASTC to establish a Holder Record and that Message specifies the Holder Type as Participant Sponsored Holder or specifies a Residency Indicator and any of the following apply:

                    (a) the Participant is not authorised to establish the Holder Record;

                    (b) the Participant has provided incorrect details in the Message; or

                    (c) the Participant has provided an incorrect Residency Indicator in the Message,

                    subject to Rule 8.7.5 the Participant indemnifies:

                    (d) ASTC from and against all losses, damages, costs and expenses which ASTC may suffer or incur by reason of that unauthorised request or that Transmission of incorrect Holder Record details or an incorrect Residency Indicator; and

                    (e) if a Holding is established using incorrect Holder Record details or an incorrect Residency Indicator, the Issuer from and against all losses, damages, costs and expenses which the Issuer may suffer or incur by reason of that Holding being established.

                    Introduced 11/03/04 Origin SCH 5.4.4, 5.4.5

               8.7.5 LIMITATION ON PARTICIPANT INDEMNITY

                    A Participant is not liable to indemnify ASTC or an Issuer under Rule 8.7.4 if the Participant has provided details which are consistent with the directions of the relevant Holder for the purposes of holding FOR Financial Products and the Participant had no reason to believe that those directions were incorrect.

                    Introduced 11/03/04 Origin SCH 5.4.6

               8.8 ESTABLISHING A CHESS HOLDING

               8.8.1 A CHESS HOLDING MAY BE ESTABLISHED

                    If a Holder Record for a person has been established and a HIN allocated and a Message specifying that HIN to identify the Target Holding is Transmitted in any of the following circumstances:

                    (a) a Participant Transmits a Valid Originating Message that initiates a Demand Transfer or Conversion;

                    (b) ASTC Transmits a Valid Originating Message that initiates a Settlement Transfer; or

                    (c) an Issuer Transmits a Valid Message to initiate a Holding Adjustment or a Financial Products Transformation,

                    a CHESS Holding may be established by entering the Financial Products specified in the Message into the Target Holding and, if a new CHESS Holding is established ASTC must notify the Issuer:

                    (d) that a new Holding has been established; and

                    (e) of the Holder Record details.

                    Introduced 11/03/04 Origin SCH 5.5

               8.9 REPORTING TO PARTICIPANT SPONSORED HOLDERS IN RESPECT OF DESPATCHED FINANCIAL PRODUCTS

               8.9.1 ISSUER TO SEND HOLDER A NOTICE

                    If:

                    (a) an Issuer makes available forms of application for an Offer of Approved Financial Products; and

                    (b) an Approved Market Operator gives that Issuer approval for quotation of those Financial Products,

                    the Issuer must, within 5 Business Days of receiving notification from ASTC that a new CHESS Holding has been established under Rule 5.3.2, and provided the Registration Details specified in the notification from ASTC match the Registration Details specified in the application for the person to whom the Financial Products have been allocated, send to the Holder of that Holding a Notice that sets out:

                    (c) the HIN;

                    (d) the Registration Details; and

                    (e) the Holding Balance,

                    for the CHESS Holding as specified in the notification from ASTC.

                    Introduced 11/03/04 Origin SCH 5.4B

               8.10 RESTRICTION ON CHESS HOLDINGS

               8.10.1 RESTRICTIONS ON NUMBER OF JOINT HOLDERS

                    Unless permitted under an Issuer's constitution, a Participant must not establish a CHESS Holding that would be held jointly by more than 3 persons.

                    Introduced 11/03/04 Origin SCH 5.6.1

               8.10.2 PROHIBITION ON HOLDINGS OF LESS THAN A MARKETABLE PARCEL

                    A Participant must not initiate a Transfer of Financial Products if, by giving effect to that Transfer, a new CHESS or Issuer Sponsored Holding of less than a Marketable Parcel will be established unless:

                    (a) the Holding of less than a Marketable Parcel is expressly permitted under an Issuer's constitution; or

                    (b) the Transfer establishes a new Settlement Holding or Accumulation Holding.

                    Introduced 11/03/04 Origin SCH 5.7 Amended 18/12/06

               8.10.3 EQUITABLE INTERESTS

                    Unless required by these Rules or the law, ASTC need not record on the CHESS Subregister, and is not required to recognise:

                    (a) any equitable, contingent, future or partial interest in any Financial Product; or

                    (b) any other right in respect of a Financial Product,

                    except an absolute right of legal ownership in the registered Holder.

                    Introduced 11/03/04 Origin SCH 5.8

               8.11 CONFIDENTIALITY

               8.11.1 NO DISCLOSURE EXCEPT IN CERTAIN CIRCUMSTANCES

                    Unless required by these Rules or the law, or with the express consent of the Holder, or of the duly appointed attorney, agent or legal personal representative of that Holder, neither an Issuer nor a Participant may disclose:

                    (a) the HIN of a CHESS Holding;

                    (b) the PID of the Controlling Participant of a CHESS Holding; or

                    (c) the SRN for the Holder of an Issuer Sponsored Holding,

                    other than to:

                    (d) the Holder of that Holding;

                    (e) the Holder's duly appointed attorney, agent or legal personal representative;

                    (f) if the Holding is a CHESS Holding, the Controlling Participant for that Holding; or

                    (g) ASTC.

                    Introduced 11/03/04 Origin SCH 5.9.1

               8.11.2 REQUEST FOR INFORMATION BY A PARTICIPANT

                    For the purpose of Rule 8.11.1(e), if a Participant provides a request to an Issuer in acceptable form or a written request to another Participant for:

                    (a) details of the SRN of a Holding on the Issuer Sponsored Subregister;

                    (b) the Holding Balance of a Holding on the Issuer Sponsored Subregister;

                    (c) the HIN of a CHESS Holder; or

                    (d) the PID of the Controlling Participant of the CHESS Holding,

                    the requesting Participant:

                    (e) is taken to have warranted to the Issuer or the other Participant that it is the duly appointed agent of the Holder for the purposes of obtaining the details requested;

                    (f) indemnifies the Issuer or the other Participant in respect of any loss which the Issuer or the other Participant may suffer as a result of the requesting Participant not being authorised to request the information provided; and

                    (g) is, in the case of a request to the Issuer, taken to have acknowledged that:

                         (i) the details provided by the Issuer represent information currently available to the Issuer at the time of response and excludes unregistered transactions; and

                         (ii) the Issuer will not be liable for any loss incurred by the Holder or the Participant as a result of reliance on the details provided, in the absence of information not available to the Issuer at the time of providing those details.

                    Note: A Participant may request SRN and Issuer Sponsored Holding Balance details from an Issuer via CHESS message where the Participant is permitted to establish and maintain Sponsored Holdings under Rule 6.3 and has provided ASTC with a Sponsorship Bond of $500,000, refer Rule 6.7.

                    Introduced 11/03/04 Origin SCH 5.9.2, 5.9.3 Amended 04/04/05

               8.11.3 DISCLOSURE OF INFORMATION REGARDING FINANCIAL PRODUCTS

                    Subject to Rule 8.11.4, or unless otherwise required by these Rules or the law, ASTC must not disclose any information regarding Financial Products in a CHESS Holding other than to:

                    (a) the Holder of that Holding;

                    (b) the Controlling Participant for that Holding;

                    (c) the Issuer of the Financial Products; or

                    (d) if Rule 14.13 applies in relation to a takeover bid any of the following:

                         (i) the bidder;

                         (ii) the CHESS Bidder; or

                         (iii) any agent that the bidder or the CHESS Bidder engages to prepare and distribute offer documentation or process takeover acceptances.

                    Introduced 11/03/04 Origin SCH 5.9.4

               8.11.4 CIRCUMSTANCES WHERE ASTC MAY DISCLOSE INFORMATION

                    ASTC may disclose information regarding Financial Products in a CHESS Holding, including information in relation to deductions from or transfers to a CHESS Holding, any relevant Source or Target Holdings and Holder Record details, to:

                    (a) the Commission;

                    (b) the Reserve Bank of Australia;

                    (c) an Approved Market Operator;

                    (d) an Approved Clearing Facility;

                    (e) the home regulator of a Foreign Clearing House; or

                    (f) SEGC

                    where that body, in the proper exercise of its powers and in order to assist it in the performance of its regulatory functions (or in the case of SEGC, its regulatory or other functions), requests that ASTC provide the information to it.

                    Without limiting the above, ASTC may disclose to the Reserve Bank of Australia any confidential information of a Facility User that is supplied to ASTC in connection with the Real Time Gross Settlement of a transaction and that is required, in accordance with interface specifications, to be included by ASTC in any message sent to the Reserve Bank of Australia across the Feeder System interface with RITS/RTGS.

                    Introduced 11/03/04 Origin SCH 5.9.6

               8.11.5 COPYRIGHT INFORMATION SUPPLIED TO ASTC

                    To the extent that a Participant or an Issuer has copyright in the information supplied to ASTC under these Rules, then, subject to Rule 8.11.1 or 8.11.2, the Participant or the Issuer, as the case requires, grants ASTC a licence to reproduce that information to the extent deemed necessary by ASTC.

                    Introduced 11/03/04 Origin SCH 5.9.5

               8.11.6 REQUEST BY PARTICIPANT FOR PID

                    If a Participant provides a request to ASTC for the PID of the Controlling Participant in relation to a particular HIN ASTC may disclose:

                    (a) the PID of the Controlling Participant;

                    (b) the status of the Controlling Participant; and

                    (c) the status of the HIN.

                    The requesting Participant:

                    (d) is taken to have warranted to ASTC and the Controlling Participant that it is the duly appointed agent of the Holder for the purposes of obtaining the details requested; and

                    (e) indemnifies ASTC or any other Participant in respect of any loss which ASTC or the other Participant may suffer as a result of the requesting Participant not being authorised to request the information provided.

                    Introduced 09/05/05

               8.12 REGISTRATION DATE

               8.12.1 THE DATE TO BE RECORDED FOR REGISTRATION PURPOSES

                    If a Transfer is not a CHESS to CHESS Transfer, the date to be recorded as the date Financial Products are entered into a Target Holding for registration purposes is:

                    (a) if the Source Holding is a CHESS Holding, the date, as evidenced by the CHESS processing timestamp, that ASTC Transmits to the Issuer the Message to Transfer the Financial Products; or

                    (b) if the Source Holding is an Issuer Sponsored Holding, the date the Issuer Transmits to ASTC the Message authorising the Transfer of the Financial Products.

                    Introduced 11/03/04 Origin SCH 5.10

               8.13 CHESS SUBREGISTER TO REMAIN OPEN ON EACH BUSINESS DAY

               8.13.1 ASTC TO KEEP CHESS SUBREGISTER OPEN AND MUST PROCESS MESSAGES

                    On any Business Day, ASTC:

                    (a) unless otherwise provided in these Rules, must not close a CHESS Subregister; and

                    (b) must process Messages in accordance with these Rules.

                    Introduced 11/03/04 Origin SCH 5.11

               8.14 CLOSURE OF A CHESS SUBREGISTER

               8.14.1 CLOSURE OF A CHESS SUBREGISTER - OTHER THAN WHERE FINANCIAL PRODUCTS LAPSE, EXPIRE, MATURE ETC.

                    Unless Rule 8.14.2 applies, if:

                    (a) ASTC revokes Approval of a class of an Issuer's Financial Products under Rule 8.4.1(e) or 8.5.4; or

                    (b) Approval of a class of an Issuer's Financial Products ceases under Rule 8.4.8,

                    ASTC and the Issuer must take such steps as may be necessary to effect the orderly closure of any affected CHESS Subregister, including without limitation:

                    (c) ASTC giving such Notice as is reasonably practicable to the Issuer and each Participant of:

                         (i) the date of closure of the CHESS Subregister; and

                         (ii) the last day on which ASTC will process Messages or classes of Messages Transmitted by the Issuer or Participants;

                    (d) the Issuer using its best endeavours to ensure that all outstanding processing that affects CHESS Holdings in that class is completed prior to the date of closure of the CHESS Subregister;

                    (e) ASTC, on the date of closure of the CHESS Subregister:

                         (i) removing all Holdings on that Subregister to an Issuer Sponsored Subregister; and

                         (ii) giving Notice to the Issuer that the CHESS Subregister has been closed;

                    (f) ASTC sending a Holding statement in accordance with Rule
                    8.18.6 to each Participant Sponsored Holder of Financial Products on the CHESS Subregister advising that the Holding has been Converted to an Issuer Operated Subregister; and

                    (g) on the day of such closure or on any subsequent Business Day ASTC may archive that CHESS Subregister provided that on the archiving day it must notify the Issuer and Participants confirming the archival of that Subregister.

                    Introduced 11/03/04 Origin SCH 5.12.1, 5.12.2

               8.14.2 CLOSURE OF A CHESS SUBREGISTER - WHERE FINANCIAL PRODUCTS LAPSE, EXPIRE, MATURE ETC.

                    If a class of Approved Financial Products ceases to be quoted because the Financial Products have lapsed, expired, matured or have been redeemed, paid up or Reconstructed, subject to Rules 8.14.3 and 14.21.4, ASTC may archive the CHESS Subregister for that class of Financial Products:

                    (a) in the case of the class of Approved Financial Products being warrants eligible to be traded under the operating rules of an Approved Market Operator not less than 10 Business Days after the date on which the cessation occurred;

                    (b) in the case of any other class of Approved Financial Products not less than 20 Business Days after the date on which the cessation occurred; and

                    if ASTC archives a CHESS Subregister under this Rule 8.14.2, ASTC must:

                    (c) subject to Rule 8.14.3, reject all Messages Transmitted by the Issuer or Participants that affect a CHESS Holding on that Subregister; and

                    (d) notify the Issuer, and each Participant confirming the archival of that Subregister.

                    Introduced 11/03/04 Origin SCH 5.13.1, 5.13.2 Amended
                    10/06/04

               8.14.3 REPORT FACILITIES TO BE PROVIDED BY ASTC

                    ASTC must provide Report facilities to the Issuer and Participants for a period of not less than 10 Business Days for warrants eligible to be traded under the operating rules of an Approved Market Operator and not less than 20 Business Days in the case of any other class of Approved Financial Products following the cessation of a CHESS Subregister under Rule 8.14.2.

                    Introduced 11/03/04 Origin SCH 5.13.3 Amended 10/06/04

13.1 APPLICATION OF CDI RULES

13.1.1 EFFECT OF RULES 13.1 TO 13.13

          Rules 13.1 to 13.13 only apply to, and have effect in relation to, CDIs issued in respect of a class of Principal Financial Products.

          The Rules, to the extent that they are not inconsistent with Rules
          13.1 to 13.13, have full force and effect in relation to CDIs other than as specifically modified by the provisions of these Rules 13.1 to 13.13.

          Introduced 11/03/04 Origin SCH 3A.1.1, 3A.1.2 Amended 06/06/05

13.2 PREREQUISITES FOR SETTLEMENT OF INSTRUCTIONS IN PRINCIPAL FINANCIAL
PRODUCTS

13.2.1 APPROVAL OF PERSON AS PRINCIPAL ISSUER

          A person who has applied for:

          (a) a class of Principal Financial Products; or

          (b) CDIs issued over a class of Principal Financial Products,

          to be quoted on the market of an Approved Market Operator may apply to ASTC in the form prescribed in the Procedures to:

          (c) act as Principal Issuer in relation to CDIs issued or to be issued in respect of those Principal Financial Products; and

          (d) to have those CDIs approved.

          Introduced 11/03/04 Origin SCH 3A.2.1 Amended 10/06/04, 06/06/05

13.2.2 APPOINTMENT OF DEPOSITORY NOMINEE AND ISSUE OF CDIS

          If ASTC determines to accept an application under rule 13.2.1, the Principal Issuer must:

          (a) appoint a Depository Nominee for the purpose of complying with these Rules;

          (b) give Notice to ASTC of:

               (i) the identity of the Depository Nominee appointed by the Principal Issuer; and

               (ii) the Transmutation Ratio for the Principal Financial
               Products;

          (c) make arrangements satisfactory to ASTC to enable the Principal Issuer to comply with the requirements of Rules 13.4.3 and 13.5; and

          (d) make arrangements satisfactory to ASTC to issue CDIs or make them available in respect of that class of Principal Financial Products to each person who has:

               (i) an entitlement to those CDIs or Principal Financial Products; and

               (ii) where applicable, not elected to take a document of Title to those Principal Financial Products.

          Introduced 11/03/04 Origin SCH 3A.2.2 Amended 06/06/05

13.2.3 VESTING ARRANGEMENTS FOR PRINCIPAL FINANCIAL PRODUCTS

          If Rule 13.2.2 applies, the Principal Issuer must, either not later than End of Day on the Despatch Date for the new Principal Financial Products, or such other time as ASTC requires:

          (a) cause the Title to any Principal Financial Products that are to be held in the form of CDIs to be vested in the Depositary Nominee nominated by the Principal Issuer under Rule 13.2.2, in a manner recognised by Australian law and all applicable foreign laws;

          (b) immediately give Notice to ASTC that Title to the Principal Financial Products has vested in the Depositary Nominee; and

          (c) record:

               (i) the CDIs corresponding to the Principal Financial Products on the CHESS Subregister or the Issuer Sponsored Subregister, as the case requires; and

               (ii) the information required to be recorded under these Rules in such manner as to identify each Holder of the CDIs, whether on the CHESS Subregister or the Issuer Sponsored Subregister.

          Introduced 11/03/04 Origin SCH 3A.2.3 Amended 06/06/05

13.2.4 EFFECTIVE DATE OF APPROVAL - CDIS AS APPROVED FINANCIAL PRODUCTS

          Where ASTC determines to accept an application made under Rule 13.2.1, the Commencement Date for CDIs issued in respect of the class of Principal Financial Products will be the date that ASTC notifies the Principal Issuer that those CDIs are Approved Financial Products, or such other date determined by ASTC.

          Introduced 06/06/05

13.2.5 CDIS AS APPROVED FINANCIAL PRODUCTS - TRANSITIONAL PROVISION

          From the date on which this rule 13.2.5 comes into effect, all CDIs issued by a Principal Issuer over a class of previously approved Principal Financial Products will be taken to be Approved Financial Products.

          Introduced 06/06/05

13.3 TRANSMUTATION AND ALTERATIONS OF PRINCIPAL FINANCIAL PRODUCTS

13.3.1 TRANSMUTATION OF PRINCIPAL FINANCIAL PRODUCTS TO CDIS AT ELECTION OF
HOLDER

          If a Holder of Financial Products that forms part of a class of Principal Financial Products in respect of which CDIs have been approved gives Notice to the Principal Issuer, at any time after the date of quotation of the Principal Financial Products, requesting the Transmutation of a quantity of those Principal Financial Products to CDIs, the Principal Issuer must, provided the Notice is accompanied by any corresponding documents of Title:

          (a) as soon as possible, cause Title to the quantity of Principal Financial Products specified in the Notice to be vested in the Depositary Nominee for those Principal Financial Products;

          (b) record:

               (i) the CDIs corresponding to the Principal Financial Products on the CDI Register; and

               (ii) the information required to be recorded under these Rules in such manner as to identify each Holder of the CDIs, on the CDI Register; and

          (c) give Notice to the Holder that the Transmutation has been effected.

          Introduced 11/03/04 Origin SCH 3A.3.1 Amended 06/06/05

13.3.2 TRANSMUTATION OF PRINCIPAL FINANCIAL PRODUCTS TO CDIS FOR SETTLEMENT PURPOSES

          Each Participant that is obliged to deliver a quantity of Principal Financial Products to another Participant must, unless otherwise agreed with that Participant, do so by initiating a Message to Transfer the corresponding quantity of CDIs in respect of those Principal Financial Products.

          A Participant must not deliver a paper-based transfer of Principal Financial Products to another Participant unless otherwise agreed with that other Participant.

          Introduced 11/03/04 Origin SCH 3A.3.2, 3A.3.3

13.3.3 PARTICIPANT MAY INITIATE A TRANSMUTATION ON BEHALF OF A PERSON

          A Participant that is authorised by a person to do so, may Transmute Principal Financial Products to CDIs or CDIs to Principal Financial Products on behalf of the person in any circumstance where Transmutation by that person is permitted under these Rules.

          Introduced 11/03/04 Origin SCH 3A.3.4

13.4 CONSEQUENCES OF VESTING TITLE IN DEPOSITARY NOMINEE

13.4.1 ECONOMIC BENEFITS AND ENTITLEMENTS IN RELATION TO PRINCIPAL FINANCIAL PRODUCTS

          If Title to Principal Financial Products is vested in a Depositary Nominee under these Rules, all right, title and interest in those Principal Financial Products is held by the Depositary Nominee subject to the right of any person identified, in accordance with these Rules, as a Holder of CDIs in respect of those Principal Financial Products to receive all direct economic benefits and any other entitlements in relation to those Principal Financial Products.

          Introduced 11/03/04 Origin SCH 3A.4.1

13.4.2 IDENTIFICATION OF CDI HOLDERS

          For the purposes of Rule 13.4.1, a person is (subject to any subsequent disposition) entitled to all direct economic benefits and any other entitlements in relation to Principal Financial Products vested in a Depositary Nominee under these Rules if:

          (a) in accordance with Rule 13.2.3, the Principal Issuer has recorded the person in the CDI Register as the holder of CDIs for those Principal Financial Products; or

          (b) under Rule 13.3.1, the person is the former Holder of the Principal Financial Products to which the CDIs relate, or that person's nominee.

          Introduced 11/03/04 Origin SCH 3A.4.2

13.4.3 IMMOBILISATION OF PRINCIPAL FINANCIAL PRODUCTS

          A Depositary Nominee that holds Principal Financial Products under these Rules must:

          (a)

               (i) where a Certificate is issued as evidence of Title to those Financial Products, make arrangements satisfactory to ASTC for any Certificate representing its holding of Principal Financial Products to be held by the Principal Issuer for safekeeping; or

               (ii) where the Financial Products are held on account in an Approved Clearing House, ensure that a Segregated Account is maintained in respect of those Financial Products, which must constitute the Principal Register for the purposes of these Rules;

          (b) not dispose of any of those Principal Financial Products unless authorised by these Rules; and

          (c) not create any interest (including a security interest) which is inconsistent with the Title of the Depositary Nominee to the Principal Financial Products and the interests of the Holders of CDIs in respect of the Principal Financial Products unless authorised by these Rules.

          Introduced 11/03/04 Origin SCH 3A.4.3

13.5 REGISTERS AND PROCESSING OF TRANSFERS AND TRANSMUTATIONS

13.5.1 ISSUER TO ESTABLISH AND MAINTAIN PRINCIPAL REGISTER AND CDI REGISTER

          If CDIs in respect of a class of Principal Financial Products are approved, the Principal Issuer must establish and maintain:

          (a) a Principal Register in Australia which contains all of the information that would otherwise be required to be kept by the Principal Issuer if it maintained an Australian branch register for those Financial Products; and

          (b) a CDI Register in Australia that contains all of the information that would otherwise be required to be kept under the Corporations Act as if the Principal Issuer were an Australian listed public company and the CDIs were Financial Products of that company.

          Introduced 11/03/04 Origin SCH 3A.5.1, 3A.5.2 Amended 06/06/05

13.5.2 RECONCILIATION OF REGISTERS

          The Principal Issuer must ensure, at all times that:

          (a) the total number of CDIs on the CDI Register reconciles to the total number of Principal Financial Products registered in the name of the Depositary Nominee on the Principal Register; and

          (b) where applicable, it has one or more Certificates registered in the name of the Depositary Nominee in its possession which represent the same number of Principal Financial Products as are registered in the name of the Depositary Nominee on the Principal Register.

          Introduced 11/03/04 Origin SCH 3A.5.3 Amended 06/06/05

13.5.3 RIGHT OF INSPECTION OF PRINCIPAL REGISTER AND CDI REGISTER

          If:

          (a) a Principal Register; or

          (b) a CDI Register,

          is required to be established and maintained by a Principal Issuer under Rule 13.5.1, the Principal Issuer must make that Principal Register or that CDI Register, as the case requires, available for inspection to the same extent and in the same manner as if that register were a register of Financial Products of an Australian listed public company.

          This Rule 13.5.3 does not apply in respect of a class of Principal Financial Products issued by a DI Issuer to the extent that the Principal Register need not be available for inspection where that Principal Register is located in a foreign jurisdiction.

          Introduced 11/03/04 Origin SCH 3A.5.4A

13.5.4 ISSUER SPONSORED SUBREGISTERS AND CHESS SUBREGISTERS FOR CDIS

          If CDIs in respect of a class of Principal Financial Products are approved, the Principal Issuer must establish and maintain:

          (a) an Issuer Sponsored Subregister; and

          (b) a CHESS Subregister,

          of CDIs in respect of the Principal Financial Products as if the CDIs were Financial Products of an Australian Issuer, issued wholly in uncertificated form.

          Introduced 11/03/04 Origin SCH 3A.5.5 Amended 06/06/05

13.5.5 THIRD PARTY PROVIDER AS AGENT - [DELETED]

          Introduced 11/03/04 Origin SCH 3A.5.6 Deleted 06/06/05

13.5.6 AGENTS OF PRINCIPAL ISSUER

          If a Principal Issuer employs or retains a Third Party Provider to establish and maintain a Principal Register or a CDI Register in respect of a class of its Principal Financial Products, then for the purposes of these Rules, the Third Party Provider is taken to perform those services as the agent of the Principal Issuer.

          Introduced 11/03/04 Origin SCH 3A.5.7 Amended 06/06/05

13.5.7 DEPOSITARY NOMINEE OBLIGED TO ENSURE INFORMATION IS PROVIDED TO PRINCIPAL ISSUER

          Notwithstanding Rule 13.5.2, if a Depositary Nominee employs or retains a Third Party Provider to administer the Principal Register, which is not the same Third Party Provider as that retained by the Principal Issuer to establish and maintain a CDI Register under Rule 13.5.6, then the Depositary Nominee must ensure that its Third Party Provider provides such information to the Principal Issuer at such times as the Principal Issuer requires for performance of its obligations under Rules 13.1 to 13.13.

          Introduced 11/03/04 Origin SCH 3A.5.8

13.5.8 POWER OF ATTORNEY

          The Depositary Nominee appoints the Principal Issuer to be the Depositary Nominee's attorney and in the name of the Depositary Nominee (or in the name of the Principal Issuer or its delegate) and on the Depositary Nominee's behalf:

          (a) to execute any transfer for the purposes of Rule 13.3; and

          (b) to do all things necessary or desirable to give full effect to the rights and obligations of the Depositary Nominee in Rules 13.1 to 13.13; and the Depositary Nominee undertakes to ratify and confirm anything done under this power of attorney by the Principal Issuer.

          Introduced 11/03/04 Origin SCH 3A.5.9

13.5.9 DELEGATION BY PRINCIPAL ISSUER UNDER POWER OF ATTORNEY

          The Principal Issuer may in writing:

          (a) delegate its powers to any person for any period;

          (b) at its discretion, revoke any such delegation; and

          (c) exercise or concur in exercising any power despite the Principal Issuer or a delegate of the Principal Issuer having a direct or personal interest in the mode or result of the exercise of that power.

          Introduced 11/03/04 Origin SCH 3A.5.9A

13.5.10 INDEMNITY

          If a Principal Issuer or its Third Party Provider executes a transfer of Principal Financial Products on behalf of a Depositary Nominee as transferor or transferee, other than a Transfer which is supported by a Message initiated by a Participant under these Rules, the Principal Issuer warrants to ASTC that it indemnifies:

          (a) the Depositary Nominee;


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

          (b) ASTC;

          (c) the transferor or the beneficial owner of the Principal Financial Products, as the case requires; and

          (d) each Participant,

          against all losses, damages, costs and expenses that they or any of them may suffer or incur as a result of the transfer not being authorised by the transferor or by the beneficial owner of the Principal Financial Products.

          Introduced 11/03/04 Origin SCH 3A.5.10

13.5.11 ASTC HOLDS BENEFIT OF WARRANTIES FOR DEPOSITARY NOMINEE

          ASTC holds the benefit of any warranties and indemnities given to it by the Principal Issuer under Rules 13.1 to 13.13 in trust for the benefit of the Depositary Nominee.

          Introduced 11/03/04 Origin SCH 3A.5.10A

13.5.12 PRINCIPAL ISSUER AND DEPOSITARY NOMINEE NOT TO INTERFERE IN TRANSFER AND TRANSMUTATION

          Unless otherwise permitted under these Rules or the Listing Rules, a Principal Issuer or a Depositary Nominee must not refuse or fail to register, or give effect to, or otherwise interfere with the processing and registration of:

          (a) a paper-based transfer of Principal Financial Products;

          (b) a Transfer of CDIs;

          (c) a Transmutation of Principal Financial Products to CDIs;

          (d) a Transmutation of CDIs to Principal Financial Products;

          (e) a shunt from a DI Register to a Principal Register; or

          (f) a shunt from a Principal Register to a DI Register.

          Introduced 11/03/04 Origin SCH 3A.5.11, 3A.5.12 Amended 06/06/05

13.5.13 NO NOTICE OF UNREGISTERED INTERESTS

          For the purposes of all relevant Australian and foreign laws, neither ASTC nor any Depositary Nominee is affected by actual, implied or constructive notice of any interest in CDIs other than the Holdings on the CDI Register.

          A Depositary Nominee may deal with the registered Holder of CDIs as if, for all purposes, the Holder of CDIs is the absolute beneficial owner of the Principal Financial Products to which the CDIs relate, without any liability whatsoever to any other person who asserts an interest in the CDIs or in the Principal Financial Products to which the CDIs relate.

          Introduced 11/03/04 Origin SCH 3A.5.13, 3A.5.14

13.6 CORPORATE ACTIONS

13.6.1 APPLICATION OF RULES

          The purpose of the following Rules is to ensure that the benefit of all Corporate Actions of a Principal Issuer will enure to the benefit of the relevant Holders of CDIs as if they were Holders of the corresponding Principal Financial Products, where Principal Financial Products are held by a Depositary Nominee under these Rules.

          Introduced 11/03/04 Origin SCH 3A.6.1 Amended 06/06/05

13.6.2 DISTRIBUTION OF DIVIDENDS TO HOLDERS OF CDIS

          If CDIs in respect of a class of Principal Financial Products are approved under Rule 13.2, the Principal Issuer must distribute any dividend declared in respect of the corresponding Principal Financial Products to Holders of CDIs based on relevant Cum Entitlement Balances as at End of Day on the Record Date for the dividend in proportions as determined by the Transmutation Ratio.

          Introduced 11/03/04 Origin SCH 3A.6.2 Amended 06/06/05

13.6.3 DIRECTION AND ACKNOWLEDGMENT BY DEPOSITARY NOMINEE

          For the purposes of:

          (a) the Principal Issuer's constitution; and

          (b) all laws governing the entitlement to dividends of a Depositary Nominee of the Principal Issuer,

          the Depositary Nominee is taken to have directed the Principal Issuer to distribute any dividend, that would otherwise be payable to it under the Principal Issuer's constitution, in accordance with these Rules.

          Introduced 11/03/04 Origin SCH 3A.6.3

13.6.4 DISCHARGE OF PRINCIPAL ISSUER'S OBLIGATION TO PAY DIVIDEND TO DEPOSITARY NOMINEE

          A Depositary Nominee for a Principal Issuer acknowledges that distribution of a dividend in accordance with these Rules discharges the Principal Issuer's obligation to pay the dividend to the Depositary Nominee.

          Introduced 11/03/04 Origin SCH 3A.6.4

13.6.5 PAYMENT BY DEPOSITARY INTEREST ISSUER

          Rules 13.6.2, 13.6.3 and 13.6.4 apply in respect of a DI as if a reference to "dividend" is a reference to any distribution or payment, whether principal, premium or interest, as defined in the offering memorandum in respect of the Principal Financial Products.

          Introduced 11/03/04 Origin SCH 3A.6.4A

13.6.6 PAYMENT OBLIGATIONS

          Where a DI Issuer makes a payment pursuant to Rule 13.6.2, that payment must be made to all Holders of DIs as soon as reasonably practicable.

          Introduced 11/03/04 Origin SCH 3A.6.4B Amended 04/04/05

13.6.7 BONUS ISSUES, RIGHTS ISSUES AND RECONSTRUCTIONS

          If CDIs in respect of a class of Principal Financial Products are approved under Rule 13.2, the Principal Issuer must administer all Corporate Actions (including bonus issues, rights issues, mergers and reconstructions) that result in the issue of additional or replacement Financial Products in respect of the Principal Financial Products so that:

          (a) if the benefits conferred in a Corporate Action are additional or replacement Principal Financial Products, those Principal Financial Products are vested in the Depositary Nominee as Holder of the Principal Financial Products and the benefits are distributed to Holders of CDIs in the form of CDIs corresponding to those Principal Financial Products;

          (b) additional or replacement CDIs are issued to Holders of CDIs based on relevant Cum Entitlement Balances as at End of Day on the Record Date for the Corporate Action on the same terms as would otherwise have applied if the Holders of CDIs were Holders of the Principal Financial Products; and

          (c) the benefit of Corporate Actions is conferred on Holders of CDIs in proportions determined by the Transmutation Ratio.

          Introduced 11/03/04 Origin SCH 3A.6.5 Amended 06/06/05

13.6.8 DIVIDEND REINVESTMENT AND BONUS SHARE PLANS

          If CDIs in respect of a class of Principal Financial Products are approved under Rule 13.2, the Principal Issuer must, in relation to any dividend investment scheme or bonus share plan in respect of those Principal Financial Products:

          (a) make available to Holders of CDIs, based on relevant Cum Entitlement Balances as at End of Day on the Record Date for determining entitlements, all benefits and entitlements arising under the dividend reinvestment scheme or bonus share plan, as the case requires;

          (b) distribute all benefits and entitlements arising under the dividend reinvestment scheme or bonus share plan, as the case requires, to Holders of CDIs in proportions determined by the Transmutation Ratio;

          (c) ensure that any right under such a plan to elect to receive financial products rather than cash is exercised by Holders of CDIs rather than the Depositary Nominee; and

          (d) if a Holder of CDIs elects to receive financial products, issue Principal Financial Products to the Depositary Nominee and distribute corresponding CDIs to the Holder of CDIs.

          Introduced 11/03/04 Origin SCH 3A.6.6 Amended 06/06/05

13.6.9 EXERCISE OF HOLDER RIGHTS

          If CDIs in respect of a class of Principal Financial Products are approved under Rule 13.2, the Depositary Nominee must exercise any rights vested in it as the Holder of the Principal Financial Products under any law (including any right to institute legal proceedings as a holder of Financial Products), in accordance with:

          (a) any direction given by a Holder of CDIs; or

          (b) any direction of Holders of CDIs given by ordinary resolution at a meeting of Holders of CDIs.

          Introduced 11/03/04 Origin SCH 3A.6.7 Amended 06/06/05

13.6.10 FRACTIONAL ENTITLEMENTS

          If a Corporate Action gives Holders of Principal Financial Products a fractional entitlement to additional or replacement financial products, the Principal Issuer must ensure that:

          (a) the number of additional or replacement financial products issued to the Depositary Nominee is calculated as if each Holder of CDIs with respect to the Depositary Nominee's Holdings is a Holder of a corresponding number of Principal Financial Products; and

          (b) Holders of CDIs receive additional or replacement CDIs reflecting the entitlements so calculated.

          Introduced 11/03/04 Origin SCH 3A.6.8 Amended 06/06/05

13.6.11 GENERAL DIRECTION AND ACKNOWLEDGMENT BY DEPOSITARY NOMINEE

          A Depositary Nominee for a Principal Issuer:

          (a) is taken to have directed the Principal Issuer to administer all Corporate Actions of the Principal Issuer in the manner provided in these Rules; and

          (b) acknowledges that compliance with these Rules discharges the Principal Issuer's obligation to make the benefit of a Corporate Action available to the Depositary Nominee.

          Introduced 11/03/04 Origin SCH 3A.6.9, 3A.6.10

13.6.12 TRANSMUTATIONS OF FINANCIAL PRODUCTS AND ASSOCIATED ENTITLEMENTS

          Where, during an ex-period for a Corporate Action, Principal Financial Products under Rules 13.1 to 13.13 are Transmuted in order to give effect to a transfer of those Principal Financial Products, the transmutation of those Principal Financial Products must be effected together with any associated Entitlement.

          Introduced 11/03/04 Origin SCH 3A.6.11 Amended 06/06/05

13.7 TAKEOVERS

13.7.1 DEPOSITARY NOMINEE TO ACCEPT ONLY IF AUTHORISED BY HOLDERS OF CDIS

          If a takeover offer in respect of Principal Financial Products is received by a Depositary Nominee, the Depositary Nominee must not accept the offer except to the extent that acceptance is authorised by Holders of CDIs with respect to the Principal Financial Products under these Rules.

          Introduced 11/03/04 Origin SCH 3A.7.1 Amended 06/06/05

13.7.2 ACCEPTANCE WITH RESPECT TO HOLDERS OF CDIS ON CHESS SUBREGISTER

          If:

          (a) Principal Financial Products are held by a Depositary Nominee; and

          (b) the corresponding CDIs are held on a CHESS Subregister,

          then the provisions of the Rules governing the processing of takeover acceptances of Financial Products held on a CHESS Subregister apply as if the CDIs were Financial Products of a listed public company and the Depositary Nominee must accept a takeover offer with respect to Principal Financial Products which it holds if and to the extent to which acceptances are received and processed pursuant to the Rules.

          Introduced 11/03/04 Origin SCH 3A.7.2 Amended 06/06/05

13.7.3 ACCEPTANCE WITH RESPECT TO HOLDERS OF CDIS ON ISSUER-SPONSORED
SUBREGISTER

          If:

          (a) Principal Financial Products are held by a Depositary Nominee; and

          (b) corresponding CDIs are held on the Issuer Sponsored Subregister,

          then the Depositary Nominee must:

          (c) as soon as possible after the date of receipt of the takeover offer from the offeror, despatch to each Holder of CDIs registered on the CDI Register at the date of the offer, copies of the offer documentation, together with any other documents despatched to target holders of the Principal Financial Products; and

          (d) ensure that the offer documentation despatched to Holders of CDIs includes a Notice in a form acceptable to ASTC in accordance with the Procedures.

          Introduced 11/03/04 Origin SCH 3A.7.3 Amended 06/06/05

13.7.4 PROCESSING OF ACCEPTANCES FROM HOLDERS OF CDIS

          Where the provisions of Rule 13.7.3 apply, the Depositary Nominee must ensure that:

          (a) the offeror receives and processes acceptances from Holders of CDIs or appoints a receiving agent in Australia to receive and process acceptances with respect to Holders of CDIs on the Issuer Sponsored Subregister; and

          (b) either the offeror or the offeror's receiving agent provides the Depositary Nominee with a clear statement of the number of Principal Financial Products held by the Depositary Nominee with respect to which acceptances of Holders of CDIs have been received, in sufficient time to enable the Depositary Nominee to lodge a valid acceptance of the offer with the offeror as holder of the Principal Financial Products.

          Introduced 11/03/04 Origin SCH 3A.7.4

13.7.5 LIABILITY OF DEPOSITARY NOMINEE

          The Depositary Nominee has no liability to:

          (a) the Principal Issuer;

          (b) Holders of Principal Financial Products;

          (c) Holders of CDIs;

          (d) any person claiming an interest in Principal Financial Products or CDIs; or

          (e) the takeover offeror,

          with respect to lodging or not lodging takeover acceptances for the whole or any part of its Holding of Principal Financial Products unless it:

          (f) acts contrary to a statement of a receiving agent given under Rule 13.7.4(b) or contrary to the information supplied to it by ASTC regarding takeover acceptances with respect to Holdings on the CHESS Subregister for the CDIs;

          (g) acts negligently or in breach of these Rules; or

          (h) negligently fails to lodge the acceptance or acceptances before the close of the offer period.

          Introduced 11/03/04 Origin SCH 3A.7.5 Amended 06/06/05

13.8 VOTING ARRANGEMENTS

13.8.1 INTERPRETATION

          For the purposes of Rule 13.8, "constitution of a Principal Issuer" means:

          (a) in respect of a share, constitution as defined in the Corporations Act; or

          (b) in respect of a Financial Product other than a share, the document which creates the right for a holder of Financial Products to attend and vote at meetings of holders of Financial Products of that class and to appoint proxies in respect of that voting.

          Introduced 11/03/04 Origin SCH 3A.1.3

13.8.2 PRINCIPAL ISSUER TO NOTIFY HOLDERS OF CDIS

          If a meeting is convened of Holders of a class of Principal Financial Products vested in a Depositary Nominee for a Principal Issuer, the Principal Issuer must give a Notice of the meeting to each Holder of CDIs at the same time as Notice of the meeting is sent to Holders of the Principal Financial Products.

          For the purposes of this Rule 13.8.2, a Principal Issuer may give a Notice of the meeting to a Holder of CDIs in any manner provided for in the Corporations Act.

          Note: this Rule 13.8.2 is intended to cover the means by which a notice of meeting may be given under section 249J of the Corporations Act.

          Introduced 11/03/04 Origin SCH 3A.8.1 Amended 18/12/06

13.8.3 HOLDERS OF CDIS MAY GIVE DIRECTIONS TO DEPOSITARY NOMINEE

          Subject to Rule 13.8.8, the Depositary Nominee must appoint two proxies even if under the constitution of the Principal Issuer, a Depositary Nominee has a right to:

          (a) appoint more than one proxy for the purpose of voting at a meeting of the Principal Issuer; and

          (b) cast different proxy votes for different parts of the Holding.

          Introduced 11/03/04 Origin SCH 3A.8.2

13.8.4 PROXIES TO INDICATE RESULTS OF RESOLUTION

          One of the two proxies so appointed in accordance with Rule 13.8.3 must indicate the number of Principal Financial Products in favour of the resolution described in the proxy, and the second proxy must indicate the number of Principal Financial Products against the resolution described in the proxy.

          Introduced 11/03/04 Origin SCH 3A.8.3 Amended 06/06/05

13.8.5 DETERMINING THE NUMBER OF FINANCIAL PRODUCTS FOR EACH PROXY

          The manner in which the number of Principal Financial Products is determined for each proxy is by:

          (a) taking the number of CDIs in favour of the resolution;

          (b) taking the number of CDIs against the resolution;

          (c) applying the transmutation ratio to those CDIs; and

          (d) entering the resultant number of Principal Financial Products on the appropriate proxy.

          Introduced 11/03/04 Origin SCH 3A.8.4 Amended 06/06/05

13.8.6 DEPOSITARY NOMINEE APPOINTING A SINGLE PROXY

          If under the constitution of the Principal Issuer, a Depositary Nominee can only appoint a single proxy, the Depositary Nominee must:

          (a) take the number of CDIs in favour of the resolution;

          (b) take the number of CDIs against the resolution;

          (c) determine the net voting position either in favour of or against the resolution;

          (d) apply the transmutation ratio to those CDIs; and

          (e) accordingly enter the resultant number of Principal Financial Products on the proxy.

          Introduced 11/03/04 Origin SCH 3A.8.5 Amended 06/060/05

13.8.7 VOTING INSTRUCTIONS BY DEPOSITARY NOMINEE

          Where the appointed proxy or proxies are required to vote on multiple resolutions, the Depositary Nominee must instruct the proxy or proxies to vote in such manner as will in the reasonable opinion of the Depositary Nominee best represent the wishes of the majority of Holders of CDIs.

          Introduced 11/03/04 Origin SCH 3A.8.5A

13.8.8 DEPOSITARY NOMINEE TO APPOINT HOLDERS OF CDIS AS PROXY

          The Depositary Nominee must appoint a Holder of CDIs or a person nominated by a Holder of CDIs as its proxy for the purpose of attending and voting at a meeting of the Principal Issuer where:

          (a) the constitution of the Principal Issuer allows the Depositary Nominee to appoint Holders of CDIs or a person nominated by a Holder of CDIs as its proxy; and

          (b) the Holder of CDIs has informed the Principal Issuer that the Holder wishes to nominate another person to be appointed as the Depositary Nominee's proxy.

          Introduced 11/03/04 Origin SCH 3A.8.1

13.8.9 PRINCIPAL ISSUER MUST NOTIFY HOLDERS OF CDIS OF THEIR RIGHTS

          The Principal Issuer must:

          (a) include with the Notice of meeting given under Rule 13.8.2 a Notice in a form acceptable to ASTC in accordance with the Procedures; and

          (b) make appropriate arrangements to:

               (i) collect and process any directions by Holders of CDIs;

               (ii) provide the Depositary Nominee with a report in writing that clearly shows how the Depositary Nominee must exercise its right to vote by proxy at the meeting, in sufficient time to enable the Depositary Nominee to lodge a proxy for the meeting; and

               (iii) where a Holder of CDIs, or a person nominated by a Holder of CDIs, is to be appointed the Depositary Nominee's proxy in accordance with Rule 13.8.8, collect and process all relevant proxy forms in sufficient time to enable the Depositary Nominee to lodge a proxy or proxies for the meeting.

          Introduced 11/03/04 Origin SCH 3A.8.6 Amended 18/12/06

13.8.10 DEPOSITARY NOMINEE TO CALL FOR A POLL

          To the extent that it is able to do so, the Depositary Nominee must make or join in any demand for a poll in respect of any matter at a meeting of the Principal Issuer in accordance with any report in writing supplied by the Principal Issuer under Rule 13.8.9(b)(ii).

          Introduced 11/03/04 Origin SCH 3A.8.7

13.8.11 MEETINGS OF HOLDERS OF CDIS

          If it is necessary or appropriate for a meeting of Holders of CDIs to be convened for any purpose, including a purpose specified in these
          Rules:

          (a) the meeting may be convened by the directors of the Principal Issuer to which the CDIs relate, or in any other manner in which a meeting of holders of Financial Products of the Principal Issuer may be convened under the law of the place of formation of the Principal Issuer;

          (b) the rights of Holders of CDIs to appoint a proxy, to vote on a show of hands, to call for a poll and vote on a poll must be determined as if the meeting were a meeting of holders of Financial Products of the Principal Issuer;

          (c) the requirements for Notice of the meeting and the rules and procedures for a meeting of Holders of CDIs must be the requirements, rules and procedures that would apply to a meeting of holders of Financial Products of the Principal Issuer.

          Introduced 11/03/04 Origin SCH 3A.8.8

13.8.12 LIABILITY OF DEPOSITARY NOMINEES

          The Depositary Nominee has no liability to:

          (a) the Principal Issuer;

          (b) Holders of Principal Financial Products;

          (c) Holders of CDIs; or

          (d) any person claiming an interest in Principal Financial Products or CDIs,

          with respect to any conduct or omission of the Depositary Nominee at or connected with a meeting of Holders of Financial Products of a Principal Issuer, unless the Depositary Nominee:

          (e) acts contrary to a report of the Principal Issuer given under Rule 13.8.9(b)(ii);

          (f) acts negligently or in breach of these Rules; or

          (g) negligently fails to vote or lodge forms of proxy before the close of the period within which proxies for the meeting may be lodged.

          Introduced 11/03/04 Origin SCH 3A.8.9

13.9 SPECIFIC MODIFICATIONS TO RULES

13.9.1 MODIFICATIONS

          The following modifications are made to the Rules in respect of the operation of Section 13:

          (a) Rule 8.1 does not apply.

          (b) Rule 8.2.1(a) is varied by the insertion of the words " or CDIs that are to be approved under Rules 13.1 to 13.13;" after Rule" 8.1".

          (c) Rules 8.6.4 and 8.6.5 should be read as if references to the "Commission" were references to "ASTC" and references to the "Corporations Act" were references to "these Rules".

          (d) The provisions of Rule 8.12 are modified by the provisions of Rules 13.9.2 to 13.9.6 below.

          (e) Rule 5.2.1 is amended by insertion of the words "or CDIs that are to be approved under Rules 13.1 to 13.13" after "8.1" in Rule 5.2.1.

          (f) Rules 5.2.2 and 5.4.1 do not apply to a class of CDIs that is Approved under Rules 13.1 to 13.13.

          (g) Rule 5.4.2 is to be read as if the following provision is added to the end of Rule 5.4.2, " A Principal Issuer may not cease to operate its Issuer Sponsored Subregister unless ASTC agrees in writing."

          (h) Rule 5.9 only applies where a Transfer is initiated by a Participant which has the effect of a Conversion.

          (i) Rules 5.13.1 and 5.13.3 are modified so that the references to "total issued capital" must be read as references to " total number of CDIs".

          (j) The provisions of Section 14 are taken to apply to CDIs as if the CDIs were Financial Products in an Australian listed public company and the takeover bid with respect to the Principal Financial Products was a takeover under the Corporations Act.

          Introduced 11/03/04 Origin SCH 3A.9.1 to 3A.9.5, 3A.9.8 to 3A.9.12,
          3A.9.12A to 3A.9.19 Amended 04/04/05, 06/06/05

13.9.2 CDI TO PRINCIPAL FINANCIAL PRODUCT TRANSMUTATION

          A CDI to Principal Financial Product Transmutation may be initiated by a Participant that Transmits a Valid Originating Message to ASTC in accordance with the Procedures.

          Introduced 11/03/04 Origin SCH 3A.9.6.1 Amended 06/06/05

13.9.3 ACTIONS OF ASTC

          If an Originating Message Transmitted to ASTC complies with Rule
          13.9.2 and there are sufficient available CDIs in the Source Holding, ASTC must:

          (a) deduct the number of CDIs specified in the Originating Message from the Source Holding; and

          (b) Transmit a Message to the Principal Issuer to transfer Principal Financial Products in accordance with the Originating Message.

          Introduced 11/03/04 Origin SCH 3A.9.6.2 Amended 04/04/05, 06/06/05

13.9.4 PRINCIPAL ISSUER TO GENERATE TRUSTEE TRANSFER FORMS

          If a Principal Issuer receives a Valid Message under Rule 13.9.3(b), the Principal Issuer must, within the Scheduled Time:

          (a) generate a Trustee Transfer Form in accordance with the Procedures; and

          (b) register that Transfer in the Principal Register.

          Introduced 11/03/04 Origin SCH 3A.9.6.3 Amended 04/04/05, 06/06/05

13.9.5 TIME AT WHICH TRANSFER TAKES EFFECT

          A Transfer initiated under Rule 13.9.4(a) is deemed to take effect at the time ASTC deducts the number of CDIs specified in the Originating Message from the Source Holding.

          Introduced 11/03/04 Origin SCH 3A.9.6.4 Amended 06/06/05

13.9.6 AUTHORITY OF HOLDER OF CDI REQUIRED

          A Participant must not transmit a Valid Originating Message which has the effect of Transmuting CDIs to Principal Financial Products without the prior authority of the Holder of CDIs.

          Introduced 11/03/04 Origin SCH 3A.9.6.5

13.9.7 PRINCIPAL FINANCIAL PRODUCT TO CDI TRANSMUTATION

          A Principal Financial Product to CDI Transmutation may be initiated by a Participant that:

          (a) lodges a properly completed document of Transfer and Certificate or Marked Transfer with the Principal Issuer within the Scheduled Time; and

          (b) Transmits a Valid Originating Message to ASTC in accordance with the Procedures.

          Introduced 11/03/04 Origin SCH 3A.9.7.1 Amended 06/06/05

13.9.8 ASTC TO REQUEST PRINCIPAL ISSUER TO AUTHORISE THE TRANSMUTATION

          If an Originating Message Transmitted to ASTC complies with Rule 13.9.7(b), ASTC will:

          (a) Transmit to the Principal Issuer a Message requesting the Principal Issuer to authorise the Transmutation of Principal Financial Products to CDIs in accordance with that Originating Message; and

          (b) specify the Registration Details in the Message to the Issuer to enable the Issuer to validate the Registration Details, where applicable.

          Introduced 11/03/04 Origin SCH 3A.9.7.2 Amended 04/04/05, 06/06/05

13.9.9 PRINCIPAL ISSUER TO PROCESS THE TRANSFER

          If a Principal Issuer receives:

          (a) a properly completed document of Transfer and Certificate or Marked Transfer; and

          (b) a Valid Message under Rule 13.9.8 from ASTC pursuant to an Originating Message,

          the Principal Issuer must, within the Scheduled Time:

          (c) enter the Transfer in the Principal Register;

          (d) Transmit a Message to ASTC to Transfer the Financial Products in accordance with the Originating Message; and

          (e) in the case of a Message requesting the Principal Issuer to authorise a Transfer where the Transfer has the effect of a Conversion, ensure the Registration Details specified in the Message for the Target Holding match the Registration Details maintained by the Principal Issuer for the Source Holding.

          Introduced 11/03/04 Origin SCH 3A.9.7.3 Amended 04/04/05

13.9.10 ASTC TO ENTER FINANCIAL PRODUCTS INTO TARGET HOLDING

          If ASTC receives a Valid Message under Rule 13.9.9(d), ASTC must enter Financial Products into the Target Holding in accordance with the Originating Message.

          Introduced 11/03/04 Origin SCH 3A.9.7.4

13.9.11 CONDITIONS FOR ISSUER'S AUTHORISATION OF A TRANSFER NOT MET

          If the conditions for authorisation by the Issuer of a Transfer as stipulated in Rule 13.9.9 are not met, the Issuer must, within the Scheduled Time:

          (a) reject the Message; and/or

          (b) return the properly completed document of Transfer and Certificate or Marked Transfer to the Participant that lodged it without entering the Transfer in the Principal Register,

          whichever is relevant.

          Introduced 11/03/04 Origin SCH 3A.9.7.5 Amended 09/05/05

13.9.12 TIME AT WHICH TRANSFER TAKES EFFECT

          A Transfer initiated under Rule 13.9.7 takes effect when both the actions described in Rule 13.9.9(c) and (d) are completed.

          Introduced 11/03/04 Origin SCH 3A.9.7.6

13.9.13 ASTC MAY PURGE UNACTIONED MESSAGES

          If a Principal Issuer receives a Message from ASTC under Rule 13.9.8 and does not respond to ASTC under either Rule 13.9.9 or Rule 13.9.11 within the relevant Scheduled Time for response, ASTC may purge the unactioned Message from the Settlement Facility.

          Introduced 09/05/05

13.10 SHUNTING BETWEEN REGISTERS

13.10.1 SHUNT FROM DI REGISTER TO PRINCIPAL REGISTER

          Where a Holder gives Notice requesting that the Principal Issuer shunt all or part of a Holding of DIs into Principal Financial Products, the Principal Issuer must reduce that Holding by the number specified in the Notice and take such steps as are necessary to shunt the same number of Principal Financial Products from the relevant Segregated Account to the Approved Clearing House account nominated in the Notice, within 3 Business Days of receipt of that Notice.

          Introduced 11/03/04 Origin SCH 3A.10.1

13.10.2 SHUNT FROM PRINCIPAL REGISTER TO DI REGISTER

          Where a Holder gives Notice requesting that the Principal Issuer shunt all or part of a Holding of Principal Financial Products into DIs, the Principal Issuer must take all necessary steps to shunt those Principal Financial Products to the Segregated Account and enter the same number of DIs into a Holding in accordance with the instructions given in the Notice, within 3 Business Days of receipt of that Notice.

          Introduced 11/03/04 Origin SCH 3A.10.2

13.11 TAX LAWS

13.11.1 PRINCIPAL ISSUER TO COMPANY WITH TAX LAWS

          The Principal Issuer will use its best endeavours to:

          (a) comply with all applicable Tax laws as agent and attorney of the Depositary Nominee;

          (b) ensure that the Depositary Nominee complies with all applicable Tax laws; and

          (c) not do any act or thing which creates a Tax liability, or not omit to do any act or thing, the omission of which creates a Tax liability, which must be discharged by the Depositary Nominee, unless provision has been made for the discharge of the liability by some person other than the Depositary Nominee.

          The obligations of the Principal Issuer and the Depositary Nominee are subject to all relevant Tax laws.

          Introduced 11/03/04 Origin SCH 3A.11.1, 3A.11.2

13.12 NOTICE

13.12.1 NOTICE TO HOLDERS OF CDI'S

          Any obligation to give notice to Holders of CDIs under Rules 13.1 to
          13.13 must be discharged upon the Depositary Nominee giving notice to the Holder of CDIs at the address of the Holder of CDIs noted on the CDI Register.

          Introduced 11/03/04 Origin SCH 3A.12.1

13.13 GENERAL INDEMNITY

13.13.1 PRINCIPAL ISSUER TO INDEMNIFY THE DEPOSITARY NOMINEE

          The Principal Issuer indemnifies the Depositary Nominee against all expenses, losses, damages and costs that the Depositary Nominee may sustain or incur in connection with:

          (a) CDIs;

          (b) its capacity as holder of Principal Financial Products;

          (c) any act done, or required to be done, by the Principal Issuer (whether or not on behalf of the Depositary Nominee) under Rules 13.1 to 13.13 of the Rules; and

          (d) any act otherwise done or required to be done by the Depositary Nominee under Rules 13.1 to 13.13 of the Rules.

          Introduced 11/03/04 Origin SCH 3A.13.1